FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

Item
1.	Financial Statements as of March 31, 2009 together with Independent Auditors´ Limited Review Report

FINANCIAL STATEMENTS AS OF
MARCH 31, 2009 TOGETHER WITH
INDEPENDENT AUDITORS´ LIMITED
REVIEW REPORT

BALANCE SHEETS AS OF MARCH 31, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	03-31-2009	12-31-2008
ASSETS:
A. CASH AND DUE FROM BANKS:

Cash	1,053,198	1,066,387
Due from banks and correspondents	5,383,452	3,169,354

Argentine Central Bank (BCRA)	5,295,845	3,126,155
Other local	3,414	1,374
Foreign	84,193	41,825

	6,436,650	4,235,741

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings for trading or financial transactions (Exhibit A)	93,935	1,461
Government Securities for repurchase agreements with the Argentine Central Bank (BCRA) (Exhibit A)	—,—	334,688
Holdings available for sale (Exhibit A)	434,366	577,502
Unlisted Government Securities (Exhibit A)	2,078,837	1,004,827
Instruments issued by the Argentine Central Bank (BCRA) (Exhibit A)	2,807,654	2,442,271
Investments in listed private securities (Exhibit A)	209	176
Less: Allowances (Exhibit J)	979,415	752,627

	4,435,586	3,608,298

C. LOANS:
To government sector (Exhibits B, C and D)	435,185	1,365,546
To financial sector (Exhibits B, C and D)	811,028	852,949

Interfinancial – (Calls granted)	2,830	22,550
Other financing to local financial institutions	710,626	747,235
Interest and listed-price differences accrued and pending collection	97,572	83,164

To non financial private sector and residents abroad (Exhibits B, C and D)	8,888,849	9,122,511

Overdraft	1,299,454	1,413,526
Discounted instruments	916,839	1,241,508
Real estate mortgage	927,115	946,804
Collateral Loans	108,779	103,268
Consumer	1,830,300	1,855,743
Credit cards	1,183,816	1,239,588
Other (Note 5 a.)	2,505,599	2,206,341
Interest and listed-price differences accrued and pending collection	132,664	140,037
Less: Interest documented together with main obligation	15,717	24,304
Less: Difference arising from purchase of portfolio	—,—	102
Less: Allowances (Exhibit J)	202,207	190,655

	9,932,585	11,150,249

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	586,449	876,987
Amounts receivable for spot and forward sales to be settled	2,070,813	1,274,295
Instruments to be received for spot and forward purchases to be settled	2,679	7,221
Premiums for options bought	—,—	2,513
Unlisted corporate bonds (Exhibits B, C and D)	68,624	63,324
Non-deliverable forward transactions balances to be settled	34,800	27,230
Other receivables not covered by debtor classification regulations	33,012	34,301
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	65,758	62,807
Interest accrued and pending collection not covered by debtor classification regulations	39,596	36,958
Interest accrued and pending collection covered by debtor classification regulations (Exhibits B, C and D)	46	2
Less: Allowances (Exhibit J)	2,535	2,521

	2,899,242	2,383,117

E. ASSETS SUBJECT TO FINANCIAL LEASING:
Assets subject to financial leasing (Exhibits B, C and D)	335,693	370,342
Less: Allowances (Exhibit J)	4,241	4,381

	331,452	365,961

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	80,730	72,775
Other (Note 5.b.) (Exhibit E)	433,839	423,874
Less: Allowances (Exhibit J)	4	3

	514,565	496,646

G. OTHER RECEIVABLES:
Receivables from sale of property assets (Exhibits B, C and D)		—,—
Other (Note 5.c.)	513,135	394,305
Tax on minimum presumed income – Tax Credit	188,324	188,324
Other accrued interest receivable		—,—
Less: Allowances (Exhibit J)	347,106	218,154

	354,353	364,475

H. PREMISES AND EQUIPMENT (Exhibit F):	430,427	413,472

I. OTHER ASSETS (Exhibit F):	27,505	26,939

J. INTANGIBLE ASSETS (Exhibit G):
Organization and development expenses	48,028	48,059

	48,028	48,059

K. SUSPENSE ITEMS:	3,722	4,230

TOTAL ASSETS:	25,414,385	23,097,187

(Contd.)

BALANCE SHEETS AS OF MARCH 31, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	03-31-2009	12-31-2008
LIABILITIES:

L. DEPOSITS (Exhibits H and I):
Government sector	3,475,677	1,685,730
Financial sector	193,514	198,179
Non financial private sector and residents abroad	15,732,666	15,397,724

Checking accounts	3,141,820	3,320,981
Savings deposits	4,758,830	4,681,458
Time deposits	7,352,403	6,963,081
Investments accounts	6,683	9,740
Other	408,128	343,451
Interest and listed-price differences accrued payable	64,802	79,013

	19,401,857	17,281,633

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
BCRA (Exhibit I)	2,467	2,982

Other	2,467	2,982
Banks and International Institutions (Exhibit I)	176,746	331,311
Amounts payable for spot and forward purchases to be settled	2,798	13
Instruments to be delivered for spot and forward sales to be settled	2,099,217	1,604,412
Premiums for options written	—,—	1,927
Financing received from Argentine financial institutions (Exhibit I)	5,236	—,—

Other financing from local financial institutions	5,236	—,—
Non-deliverable forward transactions balances to be settled	53,105	69,301
Other (note 5.d.) (Exhibit I)	987,371	1,053,374
Interest and listed-price differences accrued payable (Exhibit I)	3,149	6,561

	3,330,089	3,069,881

N. OTHER LIABILITIES:

Dividends payable	35,000	—,—
Other (Note 5.e.)	250,589	364,418

	285,589	364,418

O. ALLOWANCES (Exhibit J):	271,460	236,730

P. SUSPENSE ITEMS:	7,979	68,501

TOTAL LIABILITIES:	23,296,974	21,021,163

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders’ equity)	2,117,411	2,076,024

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	25,414,385	23,097,187

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	03-31-2009	12-31-2008
DEBIT ACCOUNTS

Contingent
- Credit lines obtained (unused balances)	—,—	52,729
- Guarantees received	2,679,202	3,687,336
- Contra contingent debit accounts	545,447	697,202

	3,224,649	4,437,267

Control
- Receivables classified as irrecoverable	280,159	267,883
- Other (Note 5.f.)	24,310,538	25,937,712
- Contra control debit accounts	405,122	473,701

	24,995,819	26,679,296

Derivatives (Exhibit O)
- “Notional” amount of put options bought	—,—	5,850
- “Notional” amount of non-deliverable forward transactions	2,045,440	1,446,615
- Interest rate SWAP	115,000	155,650
- Others	50,000	50,000
- Contra debit derivatives accounts	2,051,794	1,485,779

	4,262,234	3,143,894

For trustee activities
- Funds in trust	3,042	3,200

	3,042	3,200

TOTAL	32,485,744	34,263,657

CREDIT ACCOUNTS

Contingent
- Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	63,376	74,294
- Guarantees provided to the BCRA	46,151	51,698
- Other guarantees given covered by debtor classification regulations (Exhibits B, C and D)	159,262	175,508
- Other guarantees given non covered by debtor classification regulations	69,179	141,835
- Other covered by debtor classification regulations (Exhibits B, C and D)	207,479	253,867
- Contra contingent credit accounts	2,679,202	3,740,065

	3,224,649	4,437,267

Control
- Items to be credited	339,476	425,136
- Other	65,646	48,565
- Contra control credit accounts	24,590,697	26,205,595

	24,995,819	26,679,296

Derivatives (Exhibit O)
- “Notional” amount of put options written	—,—	5,265
- “Notional” amount of non-deliverable forward transactions	2,051,794	1,480,514
- Contra debit derivatives accounts	2,210,440	1,658,115

	4,262,234	3,143,894

For trustee activities
- Contra credit accounts for trustee activities	3,042	3,200

	3,042	3,200

TOTAL	32,485,744	34,263,657

The accompanying notes 1 through 17 and exhibits A through L, N and O are an integral part of these statements.

STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS

ENDED MARCH 31, 2009 AND 2008

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	03-31-2009	03-31-2008
A. FINANCIAL INCOME

Interest on cash and due from banks	20	4,914
Interest on loans to the financial sector	41,533	21,297
Interest on overdraft	84,993	50,141
Interest on discounted instruments	44,779	38,063
Interest on real estate mortgage	32,288	22,698
Interest on collateral loans	5,107	1,406
Interest on credit card loans	44,645	21,068
Interest on other loans	136,948	108,625
Interest on other receivables from financial transactions	408	5,995
Income from secured loans - Decree 1387/01	4,998	25,442
Net income from government and private securities	4,482	20,446
Indexation by benchmark stabilization coefficient (CER)	10,398	64,657
Gold and foreign currency exchange difference	49,201	31,571
Other	111,835	40,097

	571,635	456,420

B. FINANCIAL EXPENSE

Interest on checking accounts	5,682	5,855
Interest on savings deposits	2,441	2,130
Interest on time deposits	218,254	151,388
Interest on interfinancial financing (calls received)	—,—	306
Interest on other financing of financial institutions	19	39
Interest on other liabilities from financial transactions	4,376	9,645
Other interest	870	1,632
Net income from options	2	—,—
Indexation by CER	162	4,200
Contribution to the deposit guarantee fund	7,338	6,632
Other	25,526	13,866

	264,670	195,693

GROSS INTERMEDIATION MARGIN – GAIN	306,965	260,727

C. ALLOWANCES FOR LOAN LOSSES	31,239	19,345

D. SERVICE CHARGE INCOME

Related to lending transactions	67,488	45,343
Related to liability transactions	121,969	93,561
Other commissions	15,869	13,320
Other (Note 5.g.)	56,880	48,125

	262,206	200,349

E. SERVICE CHARGE EXPENSE

Commissions	39,816	33,241
Other (Note 5.h.)	20,742	11,649

	60,558	44,890

(Contd.)

STATEMENTS OF INCOME FOR THE THREE MONTHS PERIODS

ENDED MARCH 31, 2009 AND 2008

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	03-31-2009	03-31-2008
F. ADMINISTRATIVE EXPENSES

Payroll expenses	235,137	153,958
Fees to Bank Directors and Statutory Auditors	100	87
Other professional fees	6,520	6,242
Advertising and publicity	12,715	16,032
Taxes	22,781	7,140
Fixed assets depreciation	10,693	7,903
Organizational expenses amortization	3,593	1,848
Other operating expenses	47,163	38,286
Other	34,651	23,067

	373,353	254,563

NET GAIN FROM FINANCIAL TRANSACTIONS	104,021	142,278

G. OTHER INCOME

Income from long-term investments	17,867	42,523
Punitive interests	876	346
Loans recovered and reversals of allowances	9,942	13,577
Other (note 5.i.)	133,948	67,597

	162,633	124,043

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	71	18
Charge for uncollectibility of other receivables and other allowances	166,498	99,356
Amortization of difference arising from judicial resolutions	8,914	67,742
Depreciation and losses from miscellaneous assets	111	115
Goodwill amortization	—,—	12,200
Other (Note 5.j.)	5,186	12,582

	180,780	192,013

NET INCOME FOR THE PERIOD	85,874	74,308

The accompanying notes 1 through 17 and exhibits A through L, N and O are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2009 AND 2008

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	2009								2008
Movements	Capital Stock	Non capitalized contributions	Adjustments to stockholders’ equity (1)	Retained earnings	Unrealized valuation difference (2)	Unappropriated earnings		Total	Total
		Issuance premiums		Legal
1. Balance at beginning of fiscal year	471,361	175,132	312,979	594,391	(181,119)	703,280		2,076,024	2,056,837

2. Stockholders’ Meeting held on March 27, 2009 and March 28, 2008
-Dividends paid in cash	—,—	—,—	—,—	—,—	—,—	(35,000	)(3)	(35,000)	(164,000)
-Dividends paid in shares	65,000	—,—	—,—	—,—	—,—	(65,000	)(3)	—,—	—,—
-Statutory reserve	—,—	—,—	—,—	64,302	—,—	(64,302)		—,—	—,—

3. Unrealized valuation difference	—,—	—,—	—,—	—,—	(9,487)	—,—		(9,487)	10,259

4. Net income for the period	—,—	—,—	—,—	—,—	—,—	85,874		85,874	74,308

5. Balance at the end of the period	536,361	175,132	312,979	658,693	(190,606)	624,852		2,117,411	1,977,404

(1)	Adjustments to stockholders’ equity refer to Adjustment to Capital Stock.
(2)	Corresponds to the unrealized valuation difference arising from holdings available for sale according to Communication “A” 4702. Includes (192,226) from government securities and 1,620 from BCRA Notes (note 2.3.b).
(3)	See Note 1.2.

The accompanying notes 1 through 17 and exhibits A through L, N and O are an integral part of these statements.

STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW FOR THE

THREE MONTH PERIODS ENDED MARCH 31, 2009 AND 2008

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	03-31-2009	03-31-2008
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the fiscal year	4,408,722 (1)	3,294,811
Cash and cash equivalents at the end of the period	6,668,500 (1)	3,767,205

Net increase in cash and cash equivalents	2,259,778	472,394

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections/ (payments) from:
-Government and private securities	288,115	808,352
-Loans	698,146	(57,376)

to financial sector	22,724	(85,423)
to non-financial public sector	(92,501)	44,081
to non-financial private sector and residents abroad	767,923	(16,034)
-Other receivables from financial transactions	(17,298)	(4,442)
-Assets subject to financial leasing	34,509	(10,211)
-Deposits	1,856,532	(89,040)

to financial sector	(3,679)	(15,142)
to non-financial public sector	1,796,328	17,250
to non-financial private sector and residents abroad	63,883	(91,148)
- Other liabilities from financial transactions	(76,165)	(64,642)

Financing from financial or interfinancial sector (calls received)	—,—	21,950
Others (except liabilities included in Financing Activities)	(76,165)	(86,592)
Collections related to service charge income	256,098	199,258
Payments related to service charge expense	(60,558)	(44,890)
Administrative expenses paid	(454,279)	(308,158)
Organizational and development expenses paid	(347)	(5,947)
Net collections from punitive interest	805	328
Differences from judicial resolutions paid	(8,914)	(10,253)
Collections of dividends from other companies	16	14
Other collections related to other income and expenses	137,268	66,370

Net cash flows provided by operating activities	2,653,928	479,363

Investment activities

Net payments from premises and equipment	(27,648)	(17,384)
Net (payments) / collections from other assets	(677)	8,614
Other payments from investment activities	(121,422)	(79,061)

Net cash flows used in investment activities	(149,747)	(87,831)

Financing activities

Net collections/ (payments) from:
-Argentine Central Bank	(529)	126

Others	(529)	126
-Banks and international agencies	(154,565)	77,572
-Financing received from local financial institutions	5,236	72
Other (payments) from financing activities	(94,565)	(1,822)

Net cash flows (used in) / provided by financing activities	(244,423)	75,948

Financial results and results from holdings of cash and cash equivalents (including interest)	20	4,914

Net increase in cash and cash equivalents	2,259,778	472,394

(1)	See note 15 “Statement of cash and cash equivalents flow”

The accompanying notes 1 through 17 and exhibits A through L, N and O are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2009, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2008, AND THE

STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF MARCH 31, 2008

(Translation of financial statements originally issued in Spanish - See Note 17)

(Stated in thousands of pesos)

1.	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1	Corporate situation

BBVA Banco Francés S.A. (BF) has its main place of business in Buenos Aires, Argentina, and operates a 239-branch network.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the bank, direct and indirectly, with 75.97% of the corporate stock as of March 31, 2009.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2	Capital stock

Changes in the Bank’s capital stock during the last 5 fiscal years are as follows:

Date of		Form of placement	Amount		Total
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce
Capital Stock as of December 31, 2003:					368,128

04-22-2004	01-25-2005	(1)	103,233		471,361	(2)
03-27-2009			65,000	(3)	536,361

(1)	Through public subscription of shares.
(2)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).
(3)	BBVA Banco Francés S.A.’s Ordinary General Shareholders’ Meeting held on March 27, 2009 adopted a resolution, now conditional upon the approval of BCRA, to pay dividends for 100,000 to be distributed as follows: 35,000 in cash and 65,000 through an issuance of new shares. To proceed with such capital increase, the Entity first needs the authorization by the National Securities Commission (CNV) for issuing a public offering and then it needs the Buenos Aires Stock Exchange to list and trade the new shares. To these ends, the Entity is currently working on the filings required, subject to the BCRA’s approval.

1.3	Responsibility of stockholders

BBVA Banco Francés S.A. is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid - in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1	Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Argentine Federation of Professional Council in Economic Sciences (FACPCE) Technical Pronouncement No. 6 (modified by Technical Pronouncement No.19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

Accordingly to the above mentioned method, the accounting figures were restated due to the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting figures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting figures as restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from June 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement until February 28, 2003.

2.2	Comparative information

In accordance with BCRA Communication “A” 4265, the Balance Sheet and the Exhibits that so specify include the comparative information as of December 31, 2008, while the Statements of Income, Changes in Stockholders’ Equity and Cash and cash equivalents flow show comparative information as of March 31, 2008.

2.3	Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of March 31, 2009 and the end of the previous fiscal year, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the period or fiscal year. The exchange differences were charged to income (loss) for the period or fiscal year.

b)	Government and private securities:

Government securities:

•

Holdings for trading or financial transactions and instruments issued by the BCRA (except Holdings available for sale): they were valued based on current listed prices for each security as of March 31, 2009 and the end of the previous fiscal year. Differences in listed prices were credited/charged to income for the period or fiscal year.

•

Government Securities for repurchase agreements with the Argentine Central Bank (BCRA): as of December 31, 2008 they were valued on the basis of the quotations in force at the end of the previous fiscal year. Differences in listed prices were credited/charged to income for the fiscal year.

•

Holdings available for sale (Government Securities and Instruments issued by the Argentine Central Bank): according to Communication “A” 4702 dated August 30, 2007, the Government Securities and Instruments issued by BCRA, included in the list of volatilities published by the BCRA on a monthly basis, were classified in the category “Available for sale”.

As of March 31, 2009 and the end of the previous fiscal year, they were valued in accordance with the quotations prevailing for each security as of the close of the period or fiscal year. Differences, if any, between the cost of addition of these holdings increased by the accrual of the internal rate of return and the value of the quotation were charged to Unrealized valuation difference in the stockholders’ equity. As of March 31, 2009 and the end of the previous fiscal year, the amount recorded was 190,606 (loss) and 181,119 (loss), respectively.

•

Unlisted government securities: as of March 31, 2009 they were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value (net of its balancing account) following the instructions in BCRA’s Communication “A” 4898, net of an estimated allowance for risk of impairment.

As of December 31, 2008 they were valued at the lower of present or technical values (including adjustment and accrued interest), as established by Communication “A” 3911 as amended of the BCRA, less of the estimated allowance to impairment value, which are carried in the books at their fair realization values.

•

Unlisted instruments issued by the BCRA: in accordance with the regulations issued by the BCRA, this portfolio now reflects holdings that do not show the volatility reported by the BCRA. As of March 31, 2009 and the end of the previous fiscal year, the value of the holdings in accordance with the most recent quotation informed rose on the basis of the interest accrued as per the internal rate of return.

•

Investments in listed private securities, equity and debt instruments: they were valued based on current listed prices as of March 31, 2009 and the end of the previous fiscal year. Differences in listed prices were charged to income for the period or fiscal year.

c)	Government loans:

Federal Government secured loans – Decree No. 1387/2001:

As of December 31, 2008, these loans were valued at the lower of present or technical value, as established by Communication “A” 3911 as amended of the BCRA.

On January 30, 2009, the Entity exchanged Global 2008 secured loans at variable interest rate and maturing in 2011 for a nominal value of 321,340 (whose technical value on the date of the exchange was 1,018,447) for bonds issued by the Argentine Government, denominated in pesos and accruing interest at the private BADLAR rate plus 275 basis points and maturing in 2014. The Entity has recognized the exchange in accordance with the regulations laid down by BCRA, no results have been generated as of that date.

As of March 31, 2009, the secured loans that were not covered by the exchange were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value (net of the balancing account and of the financial services collected) in accordance with the provisions under BCRA’s Communication “A” 4898.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities and loans to financial sector which were apportioned on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of March 31, 2009 and the end of the previous fiscal year, receivables and payables have been adjusted to the CER as follows:

•

Federal government guaranteed loans have been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

•

Federal Government Secured Bonds due in 2020: have been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

•	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of March 31, 2009 and December 31, 2008.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, assets subject to financing leasing, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

•	In foreign currency: they were valued according to the bench-mark exchange rate of the BCRA for each currency determined on the last business day of the end of the period or fiscal year.

•	Holdings in investments:

Holdings for purchase-sale or intermediation transactions (Government and private securities) as well as instruments issued by the BCRA: in accordance with the method described in 2.3.b) above.

Holdings available for sale, instruments issued by the BCRA: in accordance with the method described in point 2.3.b).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of March 31, 2009 and the end of the previous fiscal year.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of March 31, 2009 and the end of the previous fiscal year.

j)	Assets subject to financing leasing:

As of March 31, 2009 and the end of the previous fiscal year, they have been valued at the present value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

k)	Investments in other companies:

•	Investments in controlled financial institutions, supplementary activities and authorized: they were valued based on the following methods:

•

Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., Consolidar Cía. de Seguros de Retiro S.A., PSA Finance Argentina Compañía Financiera S.A. and Atuel Fideicomisos S.A.: were valued by the equity method at the end of the period or fiscal year.

•	Investments in non controlled financial institutions, supplementary activities and authorized: they were valued according to the following methods:

•	Rombo Cía. Financiera S.A., Banelco S.A. and Interbanking S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•

Visa Argentina S.A.: was valued by applying the equity method on the basis of the financial statements of the issuer company as of May 31, 2008 plus new capital contributions and dividend distribution until December 31, 2008 and March 31, 2009.

•

Bladex S.A. (included in Other - Foreign): was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

•	Other non controlled affiliates: they were valued based on the following methods:

•	Consolidar A.R.T. S.A. and BBVA Consolidar Seguros S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

This caption included the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) was amortized within the 60 monthly installments starting in April 2003 in accordance with Communication “A” 3916 of the Argentine Central Bank.

As of March 31, 2009 and the end of the previous fiscal year these assets have been fully amortized, with the total accumulated amortization as of those dates amounting to 1,255,894 and 1,246,980, respectively.

The Bank, however, notifies that such amortization was solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

In the decision in re “Massa, Juan Agustín versus National Executive Branch -Decree 1570/ and others following petitions for protection of civil rights under Law No. 16.986” dated December 27, 2006, the Argentine Supreme Court of Justice confirmed by the majority vote of its members the validity of the emergency legislation enacted from 2001 and until the date of that pronouncement; i.e., the Supreme Court accepted the re-denomination into Pesos of deposits as well as the calculation methodology for the reimbursement of the bank deposits subject to the emergency regime imposed by the Argentine Government which unconstitutionality was claimed in the case mentioned. This decision by the Supreme Court of Justice establishes a calculation modality different from the modality decreed by the Executive Branch, establishing in this particular case the following criteria: each depositor is entitled to receive from the banking institution a reimbursement of the amount deposited converted into Pesos a the US$1 = AR$ 1.40 exchange rate, adjusted by CER until the date of effective payment, plus compensatory interest at the annual, non compoundable 4% interest rate accruing as from the establishment of restrictions upon the availability of bank deposits or as from the date of maturity of the deposit if it was subsequent to February 28, 2002 subject to the monetary limit resulting from the decision handed down by the Court of Appeals, in so far as its judgment has not been appealed by the plaintiff. This criterion remains in a more recent judgment, “Kujarchuk versus the Argentine Executive Branch”, in which The Supreme Court of Justice lays down the methodology consisting in calculating the amount to be reimbursed in Pesified deposits in the event there had been partial reimbursements or deliveries through a comparison to the amounts withdrawn by the bank as a result of decisions handed down by a court or resulting from out-of-court arrangements. Those payments shall be deemed to be partial payments and that a deduction is to be performed out of the original deposit denominated in foreign currency of the percentage that, when converted into such currency, is represented by such payments converted into US Dollars at the exchange rate quoted in the floating foreign exchange market prevailing on each date. The amounts withdrawned on such concepts are to be consolidated and deducted according to the rules there established and always according to the guidelines of the Massa judgment. Come this instance, costs are borne in equal parts by the plaintiff and defendant and as regards previous instances, they are borne as decided by the Court of Appeals. Additionally, the Court has placed a cap on the amount pending reimbursement equivalent to the limit established by the Court of Appeals, and if applicable, the value in US Dollars of the original deposit.

As of March 31, 2009 and the end of the previous fiscal year, the Bank has estimated this contingency and it has raised allowances for the total amount.

The Bank’s Board of Directors expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the abovementioned actions and according to the law in relation to pesification of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

n)	Derivative transactions (see note 11):

•	Interest rate swaps and Forward transactions

1.	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of the period or fiscal year.

2.	Forward transactions payable in Pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of the period or fiscal year as applied to stated notional amounts.

•	Call / put options bought and written:

As of December 31, 2008 these were valued based on their intrinsic value, which represents the difference between the market value of the underlying asset and the strike price. The exchange differences were charged to income (loss) for the fiscal year.

o)	Term investments yielding variable income - Communication “A” 2482 and supplemented:

As of December 31, 2008, the variable income yielded by these investments, agreed for terms equal to or in excess of 180 days, accrues on the basis of the proportion agreed upon concerning the change in the price of the assets or the indicators contained in the provision. Any said change shall be restricted to a given range of contractually agreed values.

p)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

q)	Other liabilities

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of March 31, 2009 and the end of the previous fiscal year.

r)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

s)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders’ Equity – Adjustment to Capital Stock” account.

t)	Statement of Income Accounts:

•

As of March 31, 2009 and 2008, accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.) were computed on the basis of their monthly accrual at historical rates.

•	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

•	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

u)	Earning per share:

As of March 31, 2009 and 2008, the Bank calculates the earning per share on the basis of 471,361,306 ordinary shares, of $ 1 par value each. The net income for the periods on those dates is as follows:

	03/31/2009	03/31/2008
Net income for the fiscal year	85,874	74,308
Earning per share for the fiscal year	0.18	0.16

As mentioned in note 1.2., the Shareholders’ Meeting has approved the distribution of dividends into shares for 65,000 conditional upon the approval by BCRA; if this issuance of shares were considered, earnings per share would be 0.16 as of March 31, 2009.

v)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank’s Board of Directors to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the income/loss generated during the fiscal years being reported. Final income/loss may differ from such estimates.

3.	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN BUENOS AIRES CITY - ARGENTINA

By Resolution CD No. 93/05 the Professional Council in Economic Sciences of Buenos Aires City (C.P.C.E.C.A.B.A.) adopted, with certain explanations, Technical Pronouncements Nos. 16 to 22 of the F.A.C.P.C.E. incorporating certain changes to the professional accounting valuation and disclosure standards. Furthermore, by General Resolutions No. 485/05 y 487/06, the CNV adopted, with certain amendments, those Technical Pronouncements based on the resolutions of the C.P.C.E.C.A.B.A.

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria incorporated to the accounting principles generally accepted in Buenos Aires City.

The main differences between the regulations of the BCRA and the accounting principles generally accepted in Buenos Aires City are detailed below:

I.	Valuation criteria

a)	National Government Secured loans

During the year ended on December 31, 2001, as a consequence of the provisions of Decree No. 1387/01, on November 6, 2001, the Bank exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a face value of US$ 2,227,460 thousands for Secured loans. At March 31, 2009 and the end of the previous fiscal year, those loans are recorded under “Loans – to the Public Sector” amounting to 435,185 and 1,365,546, respectively, in accordance with the criterion described in Note 2.3.c).

In accordance with Resolution CD No. 290/01 of the C.P.C.E.C.A.B.A., at March 31, 2009 and the end of the previous fiscal year, these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, delivered in exchange and the increase sustained as a result of the interest accrued according to the internal rate of return , and they do not exceed their recoverable value.

b)	National Government Bond in Pesos, accruing interest at the private Badlar rate + 275 basis points and maturing in 2014

At March 31, 2009, the Entity carries a 944,160 balance, which was valued as described in note 2.3.b). The professional accounting standards currently in force in the City of Buenos Aires state that these assets must be valued at their recoverable value.

c)	Tax effects

As already indicated in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in Buenos Aires City, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 321,862 and 193,552 as of March 31, 2009 and the end of the previous fiscal year, respectively, should be recovered.

In addition, the Bank has tax loss carryforwards estimated to be applied against taxable income for the current fiscal year.

d)	Derivative financial instruments

As explained in Notes 2.3.n) and 11, as of March 31, 2009 and the end of the previous fiscal year, the Entity recorded the effects of interest rate swap agreements as established by the BCRA. Should the Entity have applied the professional accounting standards currently applicable, the stockholders’ equity would have decreased in 473 and 3,581, respectively. And the effect of the application of the professional accounting standards on the income statement for the fiscal periods ended March 31, 2009 and 2008 would have been 3,108 (income) and 7,048 (income), respectively.

II.	Aspects related to the presentation of information

a)	Holdings available for sale

As disclosed in note 2.3.b), the Entity charged to the account “Unrealized valuation difference” in stockholders’ equity a loss of 190,606 and a loss of 181,119, as of March 31, 2009 and the end of the previous fiscal year, respectively, which reflects the difference between the cost of addition of these holdings and increased by the accrual of the internal rate of return and the value as quoted of Government securities and instruments issued by the BCRA, classified as Holdings available for sale. The professional accounting standards in force in the City of Buenos Aires do not endorse this accounting treatment. As of March 31, 2009 and 2008 and the end of the previous fiscal year, 9,487 (loss), 32,537 (loss) and 138,323 (loss), respectively, should have been charged to income for the periods or fiscal year.

4.	TAX MATTERS

4.1.	Income tax

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for fiscal year considering the effect of temporary differences between accounting and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As of March 31, 2009 and the end of the previous fiscal year, the Bank has estimated that there shall be no charge for income tax as the Bank is in a position to absorb the tax loss carryforwards from previous fiscal years.

On June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, have responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank has set up an allowance for the net balance between the deferred tax assets and liabilities.

As of March 31, 2009 and the end of the previous fiscal year, the Bank records under Other Receivables (in the Tax Advance account) a taxable deferred asset amounting 321,862 and 193,552, respectively. Such amounts are made up as follows:

	03-31-2009	12-31-2008
Deferred tax assets	641,637	534,394
Deferred tax liabilities	(319,775)	(340,842)

Net deferred assets	321,862	193,552
Allowance	(321,862)	(193,552)

4.2.	Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. On December 19, 2008 Law No. 26,426 established a one-year extension in TOMPI until December 30, 2009. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

Consequently, as of March 31, 2009 and the end of the previous fiscal year the Bank recorded the above asset in an amount of 236,205 (188,324 in the line Tax on minimum presumed income – Tax Credit and 47,881 in the line Others – Tax Advance, under Other Receivables).

4.3.	Other tax issues

a)	In the year 1998 through 2000, the Entity was notified of three tax assessments performed at the initiative of the Federal Administration of Public Revenue (AFIP), concerning income tax for the fiscal years 1992, 1993 and 1994 through 1998 plus minimum presumed income tax for the fiscal year 1999.

An appeal against said assessments was lodged with the Argentine Tax Court: although the petitions asserted by the Entity in connection with periods 1992 and 1993 were partially dismissed, those concerning the periods 1994 through 1999 were admitted by the Tax Court. In all these cases, appeals against the resolutions were lodged with the Appellate Court with federal jurisdiction over contentious administrative matters. As of the date of issuance of these financial statements, the Appellate Court has not yet handed down a resolution regarding the proceedings for the fiscal period 1992. In addition, the resolution related to the fiscal period 1993 was confirmed by the Appellate Court and an appeal against it has been lodged with the Supreme Court of Justice of Argentina in the form of an ordinary appeal.

As concerns the proceedings for the fiscal periods 1994 through 1999, on December 2, 2008, the Supreme Court of Justice of Argentina confirmed the judgment favorable to the Entity.

The Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

b)	On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003.

On November 14, 2007, the Bank had filed its defenses to the notice mentioned.

Then, on October 6, 2008, the Bank was given notice of Resolution N° 3631-DGR 2008 containing the officio assessment for the fiscal years 2002 and 2003. On October 28, 2008, the Bank filed an appeal for review against this resolution, which was rejected on November 7, 2008.

In response to said rejection, on November 28, 2008 an appeal was lodged with a higher administrative authority by the Ministry of Economy of the Government of the City of Buenos Aires, which was also dismissed on April 24, 2009.

On April 28, 2009, the Appellate Court with federal jurisdiction over contentious administrative matters, Panel 3 handed down a judgment favorable to a petition filed by the Entity for the judge to suspend the effect of the decision made by administrative authorities until the appeal is decided. The judgment thus ordered that “subject to a sworn promise to comply … a) the Tax Bureau of the City of Buenos Aires must suspend the sua sponte assessment that has objected to the treatment afforded by BBVA Banco Francés S.A. to the bonds received from the National Government in the terms of Decree No. 905-02 and the related foreign exchange gains/losses in all matters related to taxation for turnover tax purposes for the fiscal period 2002; b) therefore, the Tax Bureau of the City of Buenos Aires must abstain from demanding that the Entity should pay any amount due that may have arisen from the items above detailed”.

The Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

The Bank’s Management does not expect an adverse financial impact in these respects.

5.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	03-31-2009	12-31-2008
a) LOANS

Loans granted to pre-finance and finance exports	1,670,156	1,381,330
Fixed-rate financial loans	702,023	669,047
Other	133,420	155,964

Total	2,505,599	2,206,341

b) INVESTMENTS IN OTHER COMPANIES

In other non-controlled companies- unlisted	35,313	31,726
In controlled companies -supplementary activities	378,996	372,612
In non-controlled companies-supplementary activities	19,480	19,489
Other- unlisted	50	47

Total	433,839	423,874

	03-31-2009	12-31-2008
c) OTHER RECEIVABLES

Prepayments	33,986	33,148
Guarantee deposits	36,222	33,665
Miscellaneous receivables	63,978	76,625
Tax prepayments (1)	372,367	246,457
Other	6,582	4,410

Total	513,135	394,305

(1)	As of March 31, 2009 and the end of the previous fiscal year, it includes the deferred tax asset for 321,862 and 193,552 respectively (see note 4.1).

d) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

Correspondents – our account	38,189	11,909
Collections and other operations for the account of third parties	340,724	392,840
Other withholdings and collections at source	157,327	115,104
Accounts payable for consumption	198,385	201,343
Money orders payable	88,444	125,811
Loans received from Argentine Technological Fund (FONTAR)	38,994	39,951
Loans received from Interamerican Development Bank (BID)	42,431	48,520
Pending Banelco debit transactions	10,044	23,807
Other	72,833	94,089

Total	987,371	1,053,374

e) OTHER LIABILITIES

Accrued salaries and payroll taxes	83,057	178,269
Accrued taxes	59,446	84,297
Miscellaneous payables	106,255	100,666
Other	1,831	1,186

Total	250,589	364,418

f) MEMORANDUM ACCOUNTS – DEBIT – CONTROL

Items in safekeeping	7,141,658	8,002,635
Collections items	531,157	660,981
Checks drawn on the Bank pending clearing	179,191	213,423
Checks not yet credited	731,504	832,783
Securities representative of investments in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine State	15,670,562	16,151,027
Other	56,466	76,863

Total	24,310,538	25,937,712

	03-31-2009	03-31-2008
g) SERVICE CHARGE INCOME

Rental of safe-deposit boxes	7,423	5,150
Commissions for capital market transactions	1,165	2,770
Commissions for salary payment	1,796	1,496
Commissions for trust management	286	416
Commissions for hiring of insurances	28,765	16,206
Commissions for transportations of values	3,191	2,113
Commissions for loans and guarantees	3,497	8,984
Other	10,757	10,990

Total	56,880	48,125

h) SERVICE CHARGE EXPENSE

Turn-over tax	14,009	8,512
Other	6,733	3,137

Total	20,742	11,649

i) OTHER INCOME

Deferred income tax (1)	128,310	53,200
Income from the sale of fixed and miscellaneous assets	—,—	10,133
Related parties expenses recovery	1,778	1,102
Rent	272	1,019
Other	3,588	2,143

Total	133,948	67,597

(1)	Offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

6.	RESTRICTIONS ON ASSETS

As of March 31, 2009, there are Bank assets, which are restricted as follows:

a)	The Government and Private Securities account includes 21,790 in Guaranteed Bonds maturing in 2018 and 22,875 in Federal Government Bocon PRO12, allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine State.

b)	The Bank appropriated loan funds of its active portfolio in an amount of 1,486 to secure debts with the BCRA.

c)	The Bank appropriated BCRA Notes (Badlar), in an amount of 60,756 to secure loans arranged under the Credit Global Program given by the Banco Interamericano de Desarrollo (B.I.D.).

7.	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of March 31, 2009 and the end of the previous fiscal year, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2009	2008	2009	2008	2009	2008
BBVA S.A.	46,844	8,355	24,182	2,510	43,825	25,029
Francés Valores Sociedad de Bolsa S.A.	439	20	315	323	3,846	3,249
Consolidar A.R.T. S.A.	77	89	49,681	134,150	444,566	491,433
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	2	12	5,251	6,640	22,429	42,727
Consolidar Cía. de Seguros de Retiro S.A.	142	238	106,508	172,927	405,074	595,721
Consolidar Cía. de Seguros de Vida S.A.	10	27	1,559	5,813	77,407	132,468
Atuel Fideicomisos S.A.	—,—	—,—	3,389	3,376	5	20
BBVA Consolidar Seguros S.A.	5,623	5,737	12,677	28,492	102,665	98,334
PSA Finance Argentina Cía Financiera S.A.	307,022	320,610	459	280	—,—	—,—
Rombo Cía. Financiera S.A.	133,483	133,873	11,647	6,664	49,764	47,000
Francés Administradora de Inversiones S.A.	86	75	17,887	17,593	5,081	5,620
Consolidar Comercializadora S.A.	—,—	—,—	5,919	8,429	17	796
Inversora Otar S.A.	113	107	66	78	147,523	168,344

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations and Guaranties given covered by debtor classification regulations and Derivatives.

8.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees No. 540/95, No. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 11.6992% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos thirty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

9.	TRUST ACTIVITIES

9.1.	Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Entity as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Entity as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. The Entity entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of March 31, 2009 and the end of the previous fiscal year, the assets of Diagonal Trust amount to 2,839 and 2,852, respectively, considering its recoverable value. In addition, as of March 31, 2009 and the end of the previous fiscal year the Entity has recorded the assets of Maginot Trust, whose book value amounts to 203 and 348, respectively. Said amounts are recorded in memorandum debit accounts “For trustee activities – Funds received in trust”.

9.2.	Non Financial Trusts

The Entity acts as trustee in 34 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 680,747 and 718,956 as of March 31, 2009 and the end of the previous fiscal year, respectively, consist of cash, creditors’ rights, real estate and shares.

10.	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000.

On April 26, 2007, the Ordinary Stockholders’ Meeting delegated to the Board of Directors the authority to make certain amendments to the existing Negotiable Obligations Global Program such as: i) updating the Program so that it is governed by international terms and conditions, ii) existence of an international trustee in respect of one or more series representing the interests of investors, iii) drafting and execution of documentation in the English language and under foreign laws, including global and final securities, and payment agency, registrar, trust and underwriting agreements, as may be necessary, as well as the preparation of information documents for purposes of placement in international markets, including offering circulars and financial statements prepared in a foreign language.

As provided in the Negotiable Obligations Law and BCRA regulations, the proceeds would be applied to: (i) extension of mortgage loans for the purchase and renovation of housing and personal loans in Argentina; (ii) extension of corporate loans in Argentina for purposes of payment of working capital, investment in physical assets located in Argentina or refinancing of liabilities; and (iii) capital contributions in the Bank’s subsidiaries or related companies.

The Ordinary and Extraordinary Stockholders’ Meeting held on June 28, 2008 decided to extend (i) for the term of 5 years the life of the Negotiable Obligations Global Program approved by the Extraordinary Stockholders’ Meeting held on July 15, 2003 and by Resolution No. 14967 of the CNV issued on November 29, 2004 in accordance with the changes introduced by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007 and (ii) for the term of 2 years the delegation to the Board of Directors and the authority to sub-delegate the delegated powers in accordance with the applicable regulations approved by Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007.

As of the date of issuance of these financial statements, the Entity has not issued Corporate Bonds related to this Program.

11.	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of March 31, 2009:

a)	Interest rate swaps for 40,000 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts and interest rate swaps for 5,000 (Badlar versus Fixed Rate) maturing within a period not exceeding 2 years, for which the Bank pays a fixed amount and receives a variable amount based on the changes in the Badlar rate.

In addition, the Entity agreed an interest rate swap through the exchange of variable interest rate (Badlar) and CER index for 50,000 with final maturity on April 24, 2009, for which the Bank pays a variable amount in accordance with changes in the Badlar rate and receives a variable amount based on changes in the CER plus a 50-basis point spread calculated on the stated notional amounts.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating a loss as of the end of the period for 1,350.

The estimated market value of said instruments amounts to 595 (Liabilities). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum debit accounts - From derivatives - Interest rate swaps” for 45,000 and “Memorandum accounts - Debit accounts - From derivatives - Others” for 50,000.

b)	Interest rate swaps for 70,000 (Fixed Rate versus Badlar), with final maturity in august 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, “Encuesta rate”, and receives a fixed amount based on stated notional amounts.

Said transactions were consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and they have proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum debit accounts - From derivatives - Interest rate swaps” for 70,000.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 2,045,440 and 2,051,794, which are recorded under “Memorandum Accounts - Debit accounts - Derivatives - Notional amount of non-deliverable forward transactions”, and “Memorandum accounts - Credit accounts - Derivatives - Notional amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating income as of the end of the fiscal year for 37,836.

II.	Transactions as of December 31, 2008:

a)	Interest rate swaps for 47,000 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts and interest rate swaps for 5,000 (Badlar versus Fixed Rate) maturing within a period not exceeding 2 years, for which the Bank pays a fixed amount and receives a variable amount based on the changes in the Badlar rate.

In addition, the Entity agreed an interest rate swap through the exchange of variable interest rate (Badlar) and CER index for 50,000 with final maturity in a period not exceeding 2 years, for which the Bank pays a variable amount in accordance with changes in the Badlar rate and receives a variable amount based on changes in the CER plus a 50-basis point spread calculated on the stated notional amounts.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating a loss as of the end of the period for 7,010.

The estimated market value of said instruments amounts to 3,986 (Liabilities). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum debit accounts - From derivatives - Interest rate swaps” for 52,000 and “Memorandum accounts - Debit accounts - From derivatives - Others” for 50,000.

b)	Interest rate swaps for 33,650 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years and 70,000, with final maturity in august 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, “Encuesta rate”, and receives a fixed amount based on stated notional amounts.

Said transactions were consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and they have proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating a loss as of the end of the period for 672.

The estimated market value of said instruments amounts to 193 (Liabilities). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum debit accounts - From derivatives - Interest rate swaps” for 103,650.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 1,446,615 and 1,480,514, which are recorded under “Memorandum Accounts - Debit accounts - Derivatives - Notional amount of non-deliverable forward transactions”, and “Memorandum accounts - Credit accounts - Derivatives - Notional amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating income as of the end of the fiscal year for 47,447.

d)	Put options bought for 5,850 and put options written for 5,265 agreed as hedging for the Entity’s borrowing position in connection with term investments yielding variable income conducted by customers.

The options were valued following the criterion described in Note 2.3.n. Said transactions were recorded under “Memorandum Accounts - Debit accounts - Notional amount of put options bought” for 5,850 and under “Memorandum Accounts - Credit accounts - Derivatives - Notional amount of put options written” for 5,265.

12.	COMPLIANCE WITH CNV REQUIREMENTS

12.1	Compliance with the requirements to act as agent in the Over-the-counter Market

As of March 31, 2009, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 and 489/06 of the CNV.

12.2	Investment Funds custodian

As of March 31, 2009 and the end of the previous fiscal year, in its capacity of Investment Funds custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Europa”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Corto Plazo”,

“FBA Horizonte”, “FBA Internacional”, “FBA EEUU”, “FBA Renta Premium”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina”, “FBA Brasil”, “FBA México”, “FBA Commodities”, “FBA Acciones Argentinas” and “FBA Bonos Globales” administrated by Francés Administradora de Inversiones S.A. Fund Manager, the Bank holds certificates of deposits, shares, corporate bonds, government securities, indexes, options, tax - credit certificates, securities issued by the Argentine Central Bank and investments financial trust certificates in safekeeping in the amount of 500,851 and 372,219, respectively, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control - Other”.

The Investment Funds’ equities are as follows:

	EQUITIES
INVESTMENT FUNDS	03.31.2009	12.31.2008
FBA Acciones Globales	44,472	39,748
FBA Total	7,978	7,905
FBA Renta	11,163	10,200
FBA Renta Pesos	545,251	502,232
FBA Renta Dólares	4,554	4,302
FBA Bonos	5,868	5,950
FBA Calificado	37,682	35,773
FBA Internacional	397	365
FBA Ahorro Dólares	11,898	11,368
FBA Renta Fija	11,321	11,434
FBA Ahorro Pesos	23,854	24,663
FBA Renta Premium	5,202	5,051
FBA Europa	1,649	2,001
FBA Horizonte	7,999	8,166
FBA EEUU	1,488	1,372
FBA Renta Corto Plazo	547	544
FBA Acciones Latinoamericanas	16,378	14,888
FBA Bonos Argentina	8,070	8,563
FBA Brasil	16,079	14,054
FBA México	598	653
FBA Commodities	39	36
FBA Acciones Argentinas	224	228
FBA Bonos Globales	52	52

Total	762,763	709,548

13.	RESTRICTION ON EARNINGS DISTRIBUTIONS

a)	On March 27, 2009, the Ordinary and Extraordinary Shareholders’ Meeting was held, approving, conditional upon the approval by B.C.R.A., the allocation of earnings as follows:

•	To Statutory Reserve: 64,302.

•	To cash dividends: 35,000

•	To Unappropriated earnings: 157,208

b)	In addition, said Ordinary General Shareholders’ Meeting has approved the distribution of dividends in shares for 65,000. The Entity has applied for the admission to the public offering regime and for the authorization to list and trade the shares to the National Securities Commission and to the Buenos Aires Stock Exchange, respectively, conditional upon BCRA’s approval.

c)	In accordance with Communication “A” 4664, issued on May 11, 2007, as amended and supplemented, of “Distribution of Income”, for purposes of calculating the earnings subject to distribution, off-balance sheet deductions must be performed from the Unappropriated retained earnings as set forth in point 2.1 of said Communication. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in said resolution for earnings distribution has been properly applied. As of the date of issuance of these financial statements, B.C.R.A has not yet handed down a decision on the filings made by the Entity in connection with the distribution of dividends for fiscal year 2008.

14.	ACCOUNTS REFLECTING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for Compliance with Minimum Cash Requirements according to the regulations of the Argentine Central Bank, with their corresponding balances:

COMPUTABLE COMPLIANCE PESOS
Cash	418,821
Special Guarantee Accounts	119,359
BCRA Checking Account	1,167,697
Cash in valuables’ transportation	235,097
Special accounts to be covered by allowances	48,809
Franchises	117,988

TOTAL	2,167,771

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in Pesos)
Cash	250,479
BCRA Checking Account	4,094,671
Cash in transit	64
Cash in valuables’ transportation	93,139

TOTAL	4,438,353

COMPUTABLE COMPLIANCE IN EUROS (Stated in Pesos)
Cash	42,537
BCRA Checking Account	33,187
Cash in transit	45
Cash in valuables’ transportation	10,857

TOTAL	86,626

15.	STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow as of March 31, 2009 and the end of the previous fiscal year explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Entity considers to be cash and cash equivalents:

	03/31/2009	12/31/2008
a) Cash and due from banks	6,436,650	4,235,741

b) Government securities held for trading or financial transactions	93,935	1,461

c) Loans to financial sectors, calls granted maturity date less than three months as from the end of the period / fiscal year	137,915	171,520

CASH AND CASH EQUIVALENTS	6,668,500	4,408,722

Points b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the period or fiscal year date.

16.	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

17.	ACCOUNTING PRINCIPLES - EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matters mentioned in Note 3 to the stand - alone financial statements and note 2 to the consolidated financial statements, in accordance with accounting principles generally accepted in Buenos Aires City - Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with accounting principles generally accepted in Buenos Aires City may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Buenos Aires City - Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 03-31-2009	Book balance as of 12-31-2008	Position without options	Final position
GOVERNMENT SECURITIES

Holdings for trading or financial transactions

Local
In pesos
Discount Bonds (1)	45696	93,474	93,474		—,—	—.—

Subtotal in pesos			93,474	1,037	—,—	—,—

In foreign currency
Other		461	461		461	461

Subtotal in foreign currency			461	335,112	461	461

Subtotal in Holdings for trading or financial Transactions			93,935	336,149	461	461

Holdings available for sale

Local
In pesos
Secured Bonds due 2018	2405	22,527	22,527		22,527	22,527
Bocon PRO 12	2449	60,890	60,890		60,890	60,890

Subtotal in pesos			83,417	91,669	83,417	83,417

Subtotal in Holdings available for sale			83,417	91,669	83,417	83,417

Unlisted government securities (2)

Local
In pesos
Secured Bonds due 2020	2423		1,117,560		1,117,560	1,117,560
BONAR XIV	5439		944,160		944,160	944,160
BONAR XIII	5438		14,571		14,571	14,571
Other			222		222	222

Subtotal in pesos			2,076,513	1,002,654	2,076,513	2,076,513

In foreign currency
Other			2,324		2,324	2,324

Subtotal in foreign currency			2,324	2,173	2,324	2,324

Subtotal Unlisted government securities			2,078,837	1,004,827	2,078,837	2,078,837

(1)	Includes 93,022 for repo transactions
(2)	Allowances are maintained for unlisted Government securities (See Exhibit J)

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 03-31-2009	Book balance as of 12-31-2008	Position without options	Final position
Instruments issued by the BCRA

BCRA Bills
Listed - Own portfolio

Subtotal own portfolio			—,—	915	—,—	—,—

Repurchase transactions
Argentine Central Bank Internal Bills due 09-23-09	45913	1,989,369	1,989,369		—,—	—,—

Subtotal repurchase transactions			1,9889,369	1,259,176	—,—	—,—

Unlisted - Own portfolio
Argentine Central Bank Bills due 05-27-09	45881		1,240		1,240	1,240
Other			793		793	793

Subtotal own portfolio			2,033	3,903	2,033	2,033

BCRA Notes
Listed - Own portfolio
Argentine Central Bank Bills due 02-10-10	45853	30,672	30,672		30,672	30,672
Argentine Central Bank Bills due 01-06-10	45845	10,420	10,420		10,420	10,420
Argentine Central Bank Bills due 03-25-10	45862	10,049	10,049		10,049	10,049
Other		4,669	4,669		4,669	4,669

Subtotal own portfolio			55,810	123,375	55,810	55,810

Unlisted - Own portfolio
Argentine Central Bank Internal Bills (Badlar) due 07-22-09	46008		310,707		310,707	310,707
Argentine Central Bank Internal Bills (Badlar) due 08-05-09	46009		103,320		103,320	103,320
Argentine Central Bank Internal Bills (Badlar) due 11-08-09	46010		102,697		102,697	102,697
Argentine Central Bank Internal Bills (Badlar) due 09-23-09	45903		52,388		52,388	52,388
Argentine Central Bank Internal Bills (Badlar) due 07-05-09	45970		51,965		51,965	51,965
Argentine Central Bank Internal Bills due 05-06-09	45973		51,338		51,338	51,338
Argentine Central Bank Internal Bills (Badlar) due 07-27-09	45975		41,075		41,075	41,075
Other			46,952		46,952	46,952

Subtotal own portfolio			760,442	1,054,902	760,442	760,442

Available for sale
Argentine Central Bank Internal Bills (Badlar) due 04-08-09	46006	220,056	220,056		220,056	220,056
Argentine Central Bank Bills (Badlar+2,5%) due 02-10-10	45853	63,389	63,389		63,389	63,389
Argentine Central Bank Bills due 03-25-10	45862	35,820	35,820		35,820	35,820
Argentine Central Bank Bills due 01-06-10	45845	27,560	27,560		27,560	27,560
Other		4,124	4,124		4,124	4,124

Subtotal available for sale			350,949	485,833	350,949	350,949

Subtotal instruments issued by the BCRA			3,158,603	2,928,104	1,169,234	1,169,234

TOTAL GOVERNMENT SECURITIES			5,414,792	4,360,749	3,331,949	3,331,949

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 03-31-2009	Book balance as of 12-31-2008	Position without options	Final position
INVESTMENTS IN LISTED PRIVATE SECURITIES

Other debt instruments

In foreign currency

Pecom Corporate Bonds	40582	15	15		15	15
Cablevisión Corporate Bonds	40086	13	13		13	13
Banco Río Corporate Bonds	40617	3	3		3	3
Telefónica de Argentina Corporate Bonds	40146	109	109		109	109
Petrobrás Energía Corporate Bonds	40668	65	65		65	65

Subtotal in foreign currency			205	174	205	205

Subtotal Other debt instruments			205	174	205	205

Other Equity instruments

In pesos
Other		2	2		—,—	—,—

Subtotal in pesos			2	—,—	—,—	—,—

From abroad
In foreign currency
Other		2	2		2	2

Subtotal in foreign currency			2	2	2	2

Subtotal Equity instruments			4	2	2	2

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			209	176	207	207

TOTAL GOVERNMENT AND PRIVATE SECURITIES			5,415,001	4,360,925	3,332,156	3,332,156

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF MARCH 31, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	03-31-2009	12-31-2008
COMMERCIAL PORTFOLIO

Normal performance	6,485,097	7,691,319

Preferred collaterals and counter guaranty “A”	67,495	83,514
Preferred collaterals and counter guaranty “B”	102,287	114,481
Without senior security or counter guaranty	6,315,315	7,493,324

In potential risk	17,162	9,887

Preferred collaterals and counter guaranty “B”	697	—,—
Without senior security or counter guaranty	16,465	9,887

Nonperforming	565	1,173

Without senior security or counter guaranty	565	1,173

With high risk of uncollectibility	30,606	31,717

Preferred collaterals and counter guaranty “B”	3,051	1,763
Without senior security or counter guaranty	27,555	29,954

Uncollectible	6,590	3,231

Preferred collaterals and counter guaranty “B”	113	—,—
Without senior security or counter guaranty	6,477	3,231

Total	6,540,020	7,737,327

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF MARCH 31, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	03-31-2009	12-31-2008
CONSUMER AND HOUSING PORTFOLIO

Normal performance	4,359,249	4,489,767

Preferred collaterals and counter guaranty “A”	7,401	8,038
Preferred collaterals and counter guaranty “B”	814,400	794,256
Without senior security or counter guaranty	3,537,448	3,687,473

Low risk	49,988	42,754

Preferred collaterals and counter guaranty “B”	5,362	3,320
Without senior security or counter guaranty	44,626	39,434

Medium risk	39,762	31,520

Preferred collaterals and counter guaranty “A”	16	—,—
Preferred collaterals and counter guaranty “B”	1,455	1,079
Without senior security or counter guaranty	38,291	30,441

High risk	44,028	36,711

Preferred collaterals and counter guaranty “B”	772	572
Without senior security or counter guaranty	43,256	36,139

Uncollectible	1,967	2,483

Preferred collaterals and counter guaranty “B”	865	660
Without senior security or counter guaranty	1,102	1,823

Uncollectible, classified as such under regulatory requirements	286	588

Without senior security or counter guaranty	286	588

Total	4,495,280	4,603,823

General Total (1)	11,035,300	12,341,150

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guarantees given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF MARCH 31, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	03-31-2009		12-31-2008
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	2,391,941	21.68%	3,199,610	25.93%

50 next largest clients	2,123,219	19.24%	2,018,036	16.35%

100 following clients	748,856	6.79%	914,404	7.41%

Remaining clients	5,771,284	52.29%	6,209,100	50.31%

Total (1)	11,035,300	100.00%	12,341,150	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF MARCH 31, 2009

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Government sector	—,—	644	67,765	—,—	67,765	135,530	163,481	435,185

Financial sector	—,—	139,974	149,631	161,502	202,341	116,040	41,540	811,028

Non financial private sector and residents abroad	30,208	3,017,515	1,353,114	2,095,890	624,436	875,687	1,792,237	9,789,087

TOTAL	30,208	3,158,133	1,570,510	2,257,392	894,542	1,127,257	1,997,258	11,035,300	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF MARCH 31, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

								Information about the issuer
Concept		Shares				Amount		Main business	Data from last published financial statements
Identification	Description	Class	Unit face value	Votes per share	Number	03-31-2009	12-31-2008		Period end	Capital stock	Stockholders’ equity	Net income for the period
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

	Controlled

	Local										thousand of pesos

33642192049	Francés Valores Sociedad de Bolsa S.A.	Common	500$	1	12,137	8,131	9,966	Stockholder	03.31.2009	6,390	8,562	(1,932)
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	Common	1$	1	75,842,839	124,784	127,892	Pensions fund manager	03.31.2009	140,739	236.510	(37,686)

33678564139	Consolidar Cía. De Seguros de Vida S.A.	Common	1$	1	7,383,921	137,625	133,938	Insurance company	03.31.2009	11,195	208,447	1,973

30678574097	Consolidar Cía. de Seguros de Retiro S.A.	Common	1$	1	25,033,832	76,926	69,971	Insurance company	03.31.2009	37,551	115,382	4,925

30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1,000$	1	26,089	39,103	34,076	Financial institution	03.31.2009	52,178	78,209	10,054

30692274403	Atuel Fideicomisos S.A.	Common	1$	1	13,099,869	31,530	30,845	Trust Manager	03.31.2009	13,100	31,530	685

		Subtotal controlled				418,099	406,688

	Non controlled

	Local

33707124909	Rombo Cía. Financiera S.A.	Common	1,000$	1	24,000	40,692	37,830	Financial Institution	03.31.2009	60,000	101,729	7,154

30598910045	Visa Argentina S.A	Common	0.0001$	1	11,400	9,976	9,976	Services to companies	05.31.2008	6,811	454,781	429,039
	Other					9,504	9,513

	Foreign
	Other					935	869

		Subtotal noncontrolled				61,107	58,118

		Total in financial institutions, supplementary and authorized				479,206	464,876

	IN OTHER COMPANIES

	Non controlled

	Local

30685228501	Consolidar ART S.A.	Common	1$	1	9,710,451	24,884	21,748	Workers compensation	03.31.2009	77,684	199,073	40,704
30500064230	BBVA Consolidar Seguros S.A.	Common	1$	1	1,301,847	10,429	9,978	Insurance	03.31.2009	10,651	93,323	30,641

	Foreign

	Other					50	47

		Subtotal non controlled				35,363	31,773

		Total in other companies				35,363	31,773

		Total investments in other companies				514,569	496,649

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT AND OTHER ASSETS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2009 AND

THE FISCAL YEAR ENDED DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Decreases	Depreciation for the period		Net book value at 03-31-2009	Net book value at 12-31-2008
				Years of useful life	Amount
PREMISES AND EQUIPMENT

Real Estate	301,017	12,042	—,—	50	3,002	310,057	301,017
Furniture and Facilities	40,246	4,951	—,—	10	1,701	43,496	40,246
Machinery and Equipment	70,618	10,262	—,—	5	5,862	75,018	70,618
Automobiles	1,591	393	—,—	5	128	1,856	1,591

Total	413,472	27,648	—,—		10,693	430,427	413,472

OTHER ASSETS

Works of Art	983	—,—	—,—	—,—	—,—	983	983
Leased assets	6,496	—,—	—,—	50	34	6,462	6,496
Property taken as security for loans	4,283	210	—,—	50	19	4,474	4,283
Stationery and office supplies	3,667	2,001	1,534	—,—	—,—	4,134	3,667
Other	11,510	—,—	—,—	50	58	11,452	11,510

Total	26,939	2,211	1,534		111	27,505	26,939

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE THREE MONTH PERIOD

ENDED MARCH 31, 2009 AND THE FISCAL YEAR ENDED DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	Net book value at			Amortization for the period
Description	beginning of fiscal year	Additions	Decreases	Years of useful life	Amount	Net book value at 03-31-2009	Net book value at 12-31-2008
Organization and Development expenses (1)	48,059	3,562	—,—	1 & 5	3,593	48,028	48,059

Organization and development non-deductible expenses	—,—	8,914	—,—	—,—	8,914	—,—	—,—

Total	48,059	12,476	—,—		12,476	48,028	48,059

(1)	This caption mainly includes costs from information technology projects and leasehold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF MARCH 31, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	03-31-2009		12-31-2008
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	4,317,279	22.25%	2,438,477	14.11%

50 next largest clients	1,296,417	6.68%	1,274,439	7.37%

100 following clients	1,086,295	5.60%	1,094,182	6.33%

Remaining clients	12,701,866	65,47%	12,474,535	72.19%

TOTAL	19,401,857	100.00%	17,281,633	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF MARCH 31, 2009

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Description	Terms remaining to maturity						Total
	1 month	3 months	6 months	12 months	24 months	More than 24 months
Deposits	17,062,315	1,643,870	484,807	199,105	11,760	—,—	19,401,857

Other liabilities from financial transactions

BCRA	2,467	—,—	—,—	—,—	—,—	—,—	2,467

Banks and International Institutions	31,270	108,616	18,661	10,638	5,645	4,679	179,509

Financing received from Argentine financial institutions	—,—	—,—	5,236	—,—	—,—	—,—	5,236

Other	908,497	5,167	8,277	15,905	25,268	24,643	987,757

Total	942,234	113,783	32,174	26,543	30,913	29,322	1,174,969

TOTAL	18,004,549	1,757,653	516,981	225,648	42,673	29,322	20,576,826

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE THREE MONTH PERIOD ENDED

MARCH 31, 2009 AND THE FISCAL YEAR ENDED DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

				Decreases		Book value
Description	Book value at beginning of fiscal year	Increases (6)		Reversals	Applications	03-31-2009	12-31-2008
DEDUCTED FROM ASSETS
Government securities
– For impairment value	752,627	226,788	(5)	—,—	—,—	979,415	752,627

Loans
– Allowance for doubtful loans	190,655	32,849	(1)	—,—	21,297	202,207	190,655

Other receivables from financial transactions
– Allowance for doubtful receivables	2,521	46	(1)	32	—,—	2,535	2,521

Assets subject to financial leasing
– Allowance for doubtful receivables	4,381	—,—	(1)	139	1	4,241	4,381

Investments in other companies
– For impairment value (3)	3	1		—,—	—,—	4	3

Other receivables
– Allowance for doubtful receivables (2)	218,154	129,307		181	174	347,106	218,154

Total	1,168,341	388,991		352	21,472	1,535,508	1,168,341

LIABILITIES-ALLOWANCES
– Contingents commitments (1)	357	—,—		—,—	—,—	357	357

– Other contingencies	236,373	37,729	(4)	—,—	2,999	271,103	236,373

Total	236,730	37,729		—,—	2,999	271,460	236,730

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).
(2)	Includes mainly the allowance on deferred tax assets (see note 4.1.) and the possible uncollectibility risks arising out of payments under protection actions on Mutual Funds.
(3)	Recorded, to recognize the estimated impairment in AIG Latin American Fund’s equity as of March 31, 2009.
(4)	Recorded to cover possible contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, civil, labor, commercial and other lawsuits) (notes 2.3.p y r).
(5)	Recorded in compliance with the provisions of Communication “A” 4084 and BCRA’s complementary regulations.
(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income—Gold and foreign currency exchange difference” account, as follow:

–	Government and Private Securities	79
–	Loans	1,610
–	Other receivables from financial transactions	46
–	Investments in other companies	1
–	Other receivables	538

EXHIBIT K

CAPITAL STRUCTURE AS OF MARCH 31, 2009

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
Class	Quantity	Votes per share	Issued		Pending issuance or distribution		Paid in
			Outstanding	In portfolio
Common	471,361,306	1	471,306	—,—	55	(1)	471,361	(2)
Common	65,000,000	1	—,—	—,—	65,000	(3)	536,361

(1)	Shares issued and available to stockholders but not as yet withdrawn.
(2)	Fully registered with the Public Registry of Commerce (See Note 1.2.)
(3)	Shares pending issuance (see Note 1.2.)

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

MARCH 31, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Accounts	03-31-2009						12-31-2008
		Total of the period (per type of currency)
	Total of the period	Euro	US Dollars	Pounds Sterling	Yen	Other	Total of the fiscal year
ASSETS

Cash and due from banks	4,611,331	137,188	4,468,437	1,460	832	3,414	2,201,159
Government and private securities	2,992	—,—	2,992	—,—	—,—	—,—	337,460
Loans	1,965,703	5,211	1,960,492	—,—	—,—	—,—	1,835,427
Other receivables from financial transactions	194,265	47	194,100	—,—	—,—	118	490,303
Assets subject to financial leasing	61	—,—	61	—,—	—,—	—,—	59
Investments in other companies	985	—,—	985	—,—	—,—	—,—	916
Other receivables	34,533	1,980	32,553	—,—	—,—	—,—	40,676
Suspense items	396	—,—	396	—,—	—,—	—,—	228

TOTAL	6,810,266	144,426	6,660,016	1,460	832	3,532	4,906,228

LIABILITIES

Deposits	5,928,426	55,154	5,873,272	—,—	—,—	—,—	3,528,814
Other liabilities from financial transactions	667,418	76,911	588,442	516	551	998	1,203,425
Other liabilities	48,171	—,—	48,171	—,—	—,—	—,—	27,619
Suspense items	8	—,—	8	—,—	—,—	—,—	905

TOTAL	6,644,023	132,065	6,509,893	516	551	998	4,760,763

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	143,608	—,—	143,608	—,—	—,—	—,—	203,286
Control	3,675,461	11,334	3,662,776	—,—	136	1,215	3,761,704
Derivatives	—,—	—,—	—,—	—,—	—,—	—,—	5,850

TOTAL	3,819,069	11,334	3,806,384	—,—	136	1,215	3,970,840

Credit accounts (except contra credit accounts)
Contingent	297,352	—,—	297,352	—,—	—,—	—,—	360,273
Control	48,780	—,—	48,780	—,—	—,—	—,—	33,014
Derivatives	—,—	—,—	—,—	—,—	—,—	—,—	5,265

TOTAL	346,132	—,—	346,132	—,—	—,—	—,—	398,552

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF MARCH 31, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	Status
Concept	Normal	In potential risk / Low risk	Nonperforming / Medium risk		With high risk of uncollectibility / High risk		Uncollectible	Classified uncollectible as such under regulatory requirements	Total
			Not yet matured	Past-due	Not yet matured	Past-due			03-31-2009	12-31-2008
1. Loans	550,515	—,—	—,—	—,—	—,—	—,—	—,—	—,—	550,515	535,901

- Overdraft	4,279	—,—	—,—	—,—	—,—	—,—	—,—	—,—	4,279	295

Without senior security or counter guaranty	4,279	—,—	—,—	—,—	—,—	—,—	—,—	—,—	4,279	295

- Discounted Instruments	1,698	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,698	107

Without senior security or counter guaranty	1,698	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,698	107

- Real Estate Mortgage and Collateral Loans	14,634	—,—	—,—	—,—	—,—	—,—	—,—	—,—	14,634	576

Other collaterals and counter guaranty “B”	14,634	—,—	—,—	—,—	—,—	—,—	—,—	—,—	14,634	576

- Consumer	46	—,—	—,—	—,—	—,—	—,—	—,—	—,—	46	55

Without senior security or counter guaranty	46	—,—	—,—	—,—	—,—	—,—	—,—	—,—	46	55

- Credit Cards	529	—,—	—,—	—,—	—,—	—,—	—,—	—,—	529	702

Without senior security or counter guaranty	529	—,—	—,—	—,—	—,—	—,—	—,—	—,—	529	702

- Other	529,329	—,—	—,—	—,—	—,—	—,—	—,—	—,—	529,329	534,166

Without senior security or counter guaranty	529,329	—,—	—,—	—,—	—,—	—,—	—,—	—,—	529,329	534,166

2. Other receivables from financial transactions	8,176	—,—	—,—	—,—	—,—	—,—	—,—	—,—	8,176	7,233

3. Assets subject to financial leasing	130	—,—	—,—	—,—	—,—	—,—	—,—	—,—	130	122

4. Contingent commitments	44,692	—,—	—,—	—,—	—,—	—,—	—,—	—,—	44,692	54,006

5. Investments in other companies and private securities	189,940	—,—	—,—	—,—	—,—	—,—	—,—	—,—	189,940	184,267

Total	793,453	—,—	—,—	—,—	—,—	—,—	—,—	—,—	793,453	781,529

Total Allowances	5,588	—,—	—,—	—,—	—,—	—,—	—,—	—,—	5,588	5,427

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF MARCH 31, 2009

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Type of contract	Purpose of transactions	Underlying asset	Type of Settlement	Traded at / Counterparty	Weighted average term as originally agreed (months)	Weighted average residual term (months)	Weighted average term for difference settlements (months)	Amount
Swaps	Financial transactions – own account	—	Upon expiration of differences	Residents in Argentina – Financial sector	28	6	3	45,000
Swaps	Financial transactions – own account	—	Upon expiration of differences	Residents in Argentina – Non - financial sector	24	1	1	50,000
Swaps	Interest rate hedge	—	Upon expiration of differences	Residentes in Argentina – Non - financial sector	121	126	1	70,000
Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	ROFEX	5	3	1	422,627
Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	MAE	6	4	1	3,674,607

TOTAL								4,262,234

CONSOLIDATED BALANCE SHEETS AS OF

MARCH 31, 2009 AND DECEMBER 31, 2008

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	03-31-09	12-31-08
ASSETS:
A. CASH AND DUE FROM BANKS:
Cash	1,053,209	1,066,447
Due from banks and correspondents	5,438,169	3,176,633

Argentine Central Bank (BCRA)	5,296,503	3,127,010
Other local	15,057	3,220
Foreign	126,609	46,403

	6,491,378	4,243,080

B. GOVERNMENT AND PRIVATE SECURITIES (Note 9.a):
Holdings in investment accounts	1,010,510	955,534
Holdings for trading or financial transactions	351,697	272,769
Government Securities for repurchase agreements with the Argentine Central Bank (BCRA)	—,—	334,688
Holdings available for sale	434,366	577,502
Unlisted Government Securities	2,078,843	1,004,833
Instruments issued by the BCRA	3,024,459	2,676,687
Investments in listed private securities	78,567	164,394

Less: Allowances	979,535	752,747

	5,998,907	5,233,660

C. LOANS:
To government sector (Exhibit 1)	1,535,859	2,400,511
To financial sector (Exhibit 1)	626,033	598,755

Interfinancial – (Calls granted)	3,830	22,550
Other financing to local financial institutions	570,990	529,779
Interest and listed-price differences accrued and pending collection	51,213	46,426

To non financial private sector and residents abroad (Exhibit 1)	9,480,271	9,704,814

Overdraft	1,299,452	1,413,522
Discounted instruments	916,839	1,241,508
Real estate mortgage	927,115	946,804
Collateral Loans	505,257	511,374
Consumer	1,830,322	1,855,767
Credit cards	1,183,816	1,239,588
Other (Note 9.b)	2,687,483	2,373,476
Interest and listed-price differences accrued and pending collection	145,704	147,079
Less: Interest documented together with main obligation	15,717	24,304

Less: Difference arising from purchase of portfolio	—,—	102
Less: Allowances	208,704	196,489

	11,433,459	12,507,489

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	586,449	876,987
Amounts receivable for spot and forward sales to be settled	2,078,409	1,283,910
Instruments to be received for spot and forward purchases to be settled	10,002	7,221
Premiums for options bought	—,—	2,513
Unlisted corporate bonds (Exhibit 1)	109,559	104,476
Non-deliverable forward transactions balances to be settled	34,800	27,230
Other receivables not covered by debtor classification regulations	33,143	34,432
Other receivables covered by debtor classification regulations (Exhibit 1)	71,735	72,209
Interest accrued and pending collection not covered by debtor classification regulations	39,596	36,958
Interest and adjustment accrued and pending collection covered by debtor classification regulations (Exhibit 1)	46	2

Less: Allowances	3,242	3,013

	2,960,497	2,442,925

E. ASSETS SUBJECT TO FINANCIAL LEASING:
Assets subject to financial leasing (Exhibit 1)	348,062	383,652

Less: Allowances	4,389	4,532

	343,673	379,120

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions	41,627	38,699
Other (Note 9.c)	59,916	57,944

Less: Allowances	4	3

	101,539	96,640

G. OTHER RECEIVABLES:
Tax on minimum presumed income – Tax Credit	188,324	188,324
Other (Note 9.d)	564,277	432,188
Less: Allowances	359,017	228,413

	393,584	392,099

H. PREMISES AND EQUIPMENT:	457,012	441,666

I. OTHER ASSETS:	27,809	27,786

J. INTANGIBLE ASSETS:
Organization and development expenses	54,548	55,332

	54,548	55,332

K. SUSPENSE ITEMS:	3,737	4,230

L. OTHER SUBSIDIARIES’ ASSETS (Note 9.e):	517	1,438

TOTAL ASSETS:	28,266,660	25,825,465

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF

MARCH 31, 2009 AND DECEMBER 31, 2008

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	03-31-09	12-31-08
LIABILITIES:

M. DEPOSITS:
Government sector	3,475,677	1,685,730
Financial sector	193,514	198,179
Non financial private sector and residents abroad	15,595,067	15,195,294

Checking accounts	3,129,287	3,293,842
Savings deposits	4,741,048	4,664,223
Time deposits	7,250,654	6,810,809
Investments accounts	6,683	9,740
Other	403,254	338,758
Interest and listed-price differences accrued payable	64,141	77,922

	19,264,258	17,079,203

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
BCRA	2,467	2,982

Other	2,467	2,982

Banks and International Institutions	176,746	331,311
Amounts payable for spot and forward purchases to be settled	10,117	13
Instruments to be delivered for spot and forward sales to be settled	2,099,540	1,604,467
Premiums for options written	—,—	1,927
Financing received from Argentine financial institutions	50,967	55,713

Interfinancial (calls received)	—,—	550
Other financings from local financial institutions	50,967	55,163
Non-deliverable forward transactions balances to be settled	52,290	67,056
Other (Note 9.f)	994,688	1,060,504
Interest and listed–price differences accrued payable	6,251	11,180

	3,393,066	3,135,153

O. OTHER LIABILITIES:
Dividends payable	35,000	—,—
Fees payable	196	65
Other (Note 9.g)	301,065	429,020

	336,261	429,085

P. ALLOWANCES:	437,761	379,243

Q. SUSPENSE ITEMS:	7,984	68,507

R. OTHER SUBSIDIARIES’ LIABILITIES (Note 9.h):	2,454,132	2,410,111

TOTAL LIABILITIES:	25,893,462	23,501,302

S. MINORITY INTEREST IN SUBSIDIARIES (Note 6):	255,787	248,139

STOCKHOLDERS’ EQUITY:	2,117,411	2,076,024

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	28,266,660	25,825,465

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See Note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	03-31-09	12-31-08
DEBIT ACCOUNTS

Contingent
– Credit lines obtained (unused balances)	—,—	52,729
– Guarantees received	3,086,137	4,109,820
– Contra contingent debit accounts	545,447	697,202

	3,631,584	4,859,751

Control
– Receivables classified as irrecoverable	280,211	267,935
– Other (Note 8.i)	24,322,683	25,950,390
– Contra control debit accounts	409,908	477,646

	25,012,802	26,695,971

Derivatives
– “Notional” amount of put options bought	—,—	5,850
– “Notional” amount of non-deliverable forward transactions	2,045,440	1,446,615
– Interest rate SWAP	115,000	155,650
– Other	50,000	50,000
– Contra debit derivatives accounts	2,007,299	1,459,679

	4,217,739	3,117,794

For trustee activities
– Funds in trust	17,066	17,575

	17,066	17,575

TOTAL	32,879,191	34,691,091

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	63,376	74,294
– Guarantees provided to the BCRA	46,151	51,698
– Other guarantees given covered by debtor classification regulations (Exhibit 1)	159,262	175,508
– Other guaranties given non covered by debtor classification regulations	69,179	141,835
– Other covered by debtor classification regulations (Exhibit 1)	207,479	253,867
– Contra contingent credit accounts	3,086,137	4,162,549

	3,631,584	4,859,751

Control
– Items to be credited	339,476	425,136
– Other	70,432	52,510
– Contra control credit accounts	24,602,894	26,218,325

	25,012,802	26,695,971

Derivatives
– “Notional” amount of put options written	—,—	5,265
– “Notional” amount of non-deliverable forward transactions	2,007,299	1,454,414
– Contra debit derivatives accounts	2,210,440	1,658,115

	4,217,739	3,117,794

For trustee activities
– Contra credit accounts for trustee activities	17,066	17,575

	17,066	17,575

TOTAL	32,879,191	34,691,091

The accompanying notes 1 through to 9 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2009 AND 2008

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	03-31-09	03-31-08
A. FINANCIAL INCOME

Interest on cash and due from banks	20	4,914
Interest on loans to the financial sector	55,798	31,695
Interest on overdraft	84,992	50,010
Interest on discounted instruments	44,779	38,063
Interest on real estate mortgage	32,288	22,698
Interest on collateral loans	22,443	8,488
Interest on credit card loans	44,645	21,068
Interest on other loans	137,172	108,629
Interest from other receivables from financial transactions	408	5,995
Income from secured loans - Decree 1387/01	39,066	66,664
Net income from government and private securities	33,501	60,751
Indexation by CER	10,398	64,671
Gold and foreign currency exchange difference	90,017	31,805
Other	113,921	40,558

	709,448	556,009

B. FINANCIAL EXPENSE
Interest on checking accounts	5,662	5,732
Interest on savings deposits	2,428	2,097
Interest on time deposits	214,325	151,214
Interest on interfinancial financing (calls received)	—,—	306
Interest on other financing from financial institutions	1,911	2,066
Interest on other liabilities from financial transactions	4,402	9,654
Other interest	870	1,632
Net income from options	2	—,—
Indexation by CER	162	4,200
Contribution to the deposit guarantee fund	7,338	6,632
Other	25,345	14,229

	262,445	197,762

GROSS INTERMEDIATION MARGIN – GAIN	447,003	358,247

C. ALLOWANCES FOR LOAN LOSSES	32,218	20,173

D. SERVICE CHARGE INCOME

Related to lending transactions	82,539	52,853
Related to liability transactions	121,969	93,561
Other commissions	17,494	107,014
Other (Note 9.j)	56,885	48,125

	278,887	301,553

E. SERVICE CHARGE EXPENSE

Commissions	40,831	37,045
Other (Note 9.k)	21,753	13,585

	62,584	50,630

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2009 AND 2008

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	03-31-09	03-31-08
F. ADMINISTRATIVE EXPENSES

Payroll expenses	255,591	189,434
Fees to Bank Directors and Statutory Auditors	123	126
Other professional fees	7,544	7,534
Advertising and publicity	12,845	16,667
Taxes	24,472	15,249
Fixed assets depreciation	12,017	9,478
Organizational expenses amortization	4,345	5,720
Other operating expenses	48,429	43,722
Other	35,870	30,367

	401,236	318,297

NET GAIN FROM FINANCIAL TRANSACTIONS	229,852	270,700

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(7,650)	(6,667)

G. OTHER INCOME

Income from long-term investments	6,459	28,597
Punitive interests	1,115	404
Loans recovered and reversals of allowances	10,047	13,607
Other (Note 9.l)	140,362	161,247

	157,984	203,855

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	71	18
Charge for uncollectibility of other receivables and other allowances	177,262	100,970
Amortization of difference arising from judicial resolutions	8,914	67,742
Depreciation and losses from miscellaneous assets	111	115
Goodwill amortization	—,—	12,200
Other (Note 9.m)	102,486	206,444

	288,844	387,489

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	91,342	80,399

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	5,468	6,091

NET INCOME FOR THE PERIOD	85,874	74,308

The accompanying notes 1 through 9 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2009 AND 2008

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	03-31-2009	03-31-2008
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of fiscal year	4,661,349 (1)	3,465,634
Cash and cash equivalents at the end of the period	6,948,075 (1)	4,039,596

Net increase in cash and cash equivalents	2,286,726	573,962

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections/ (payments) from:
- Government and private securities	365,629	860,828
- Loans	655,702	(100,603)

to financial sector	(62,991)	(104,937)
to non-financial public sector	(348,748)	38,015
to non-financial private sector and residents abroad	1,067,441	(33,681)
- Other receivables from financial transactions	(17,708)	(5,408)
- Assets subject to financial leasing	35,447	(12,092)
- Deposits	1,922,097	(85,117)

to financial sector	(3,679)	(15,142)
to non-financial public sector	1,796,328	17,250
to non-financial private sector and residents abroad	129,448	(87,225)
- Other liabilities from financial transactions	(72,815)	(59,892)

Financing from financial or interfinancial sector (calls received)	(550)	12,431
Others (except liabilities included in Financing Activities)	(72,265)	(72,323)
Collections related to service charge income	277,046	301,512
Payments related to service charge expense	(62,584)	(50,630)
Administrative expenses paid	(490,933)	(375,485)
Organizational and development expenses paid	(347)	(5,947)
Net collections from punitive interest	805	328
Differences from judicial resolutions paid	(8,914)	(10,253)
Collections of dividends from other companies	16	14
Other collections / (payments) related to other income and expenses	46,882	(33,761)

Net cash flows provided by operating activities	2,650,323	423,494

Investment activities

Net payments from premises and equipment	(27,363)	(18,131)
Net (payments) / collections from other assets	(394)	10,084
Other payments from investment activities	(130,510)	(108,077)

Net cash flows used in investment activities	(158,267)	(116,124)

Financing activities

Net collections/ (payments) from:
- ArgentineCentral Bank	(529)	126

Others	(529)	126
- Banks and international agencies	(154,565)	77,572
- Financing received from local financial institutions	(4,196)	57,188
Cash dividends
Other collections from financing activities	(46,060)	126,792

Net cash flows (used in) / provided by financing activities	(205,350)	261,678

Financial results and results from holdings of cash and cash equivalents (including interest)	20	4,914

Net increase in cash and cash equivalents	2,286,726	573,962

(1)	See note 8 “Statement of cash and cash equivalents flow”.

The accompanying notes 1 through to 9 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF MARCH 31, 2009, PRESENTED IN COMPARATIVE FORM WITH

THE BALANCE SHEET AS OF DECEMBER 31, 2008, AND THE STATEMENTS OF INCOME

AND CASH AND CASH EQUIVALENTS FLOW

AS OF MARCH 31, 2008

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (BF) has consolidated - line by line - its balance sheets as of March 31, 2009 and at the end of previous year and the statements of income and cash and cash equivalents flow for the three month periods ended March 31, 2009 and 2008, as per the following detail:

•	As of March 31, 2009:

a)	With the financial statements of Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the three month periods ended March 31, 2009 and 2008.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., and Consolidar Cía. de Seguros de Retiro S.A., for the nine month periods ended March 31, 2009 and 2008.

•	As of December 31, 2008:

a)	With the financial statements of Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the fiscal years ended December 31, 2008.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., and Consolidar Cía. de Seguros de Retiro S.A., for the six month periods ended December 31, 2008.

The results and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and Consolidar Cía. de Seguros de Retiro S.A. have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a three month period ended on March 31, 2009 and 2008.

Interests in subsidiaries as of March 31, 2009 and at the end of the previous fiscal year are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		03/31/09	12/31/08	03/31/09	12/31/08	03/31/09	12/31/08
Francés Valores Soc. de Bolsa S.A.	Common	12,137	12,137	94.9687	94.9687	94.9687	94.9687
Atuel Fideicomisos S.A.	Common	13,099,869	13,099,869	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A.	Common	75,842,839	75,842,839	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Vida S.A.	Common	7,383,921	7,383,921	65.9600	65.9600	65.9600	65.9600
Consolidar Cía. de Seguros de Retiro S.A.	Common	25,033,832	25,033,832	66.6666	66.6666	66.6666	66.6666
PSA Finance Argentina Cía Financiera S.A.	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000

Total assets, liabilities and stockholders´ equity balances in accordance with the criteria defined in Note 2 below, as of March 31, 2009 and the end of the previous fiscal year and net income balances as of March 31, 2009 and 2008, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	03/31/09	12/31/08	03/31/09	12/31/08	03/31/09	12/31/08	03/31/09	03/31/08
Francés Valores Soc. de Bolsa S.A.	12,013	13,045	3,451	2,551	8,562	10,494	(1,932)	295
Atuel Fideicomisos S.A. and its subsidiary	33,814	33,165	2,284	2,319	31,530	30,846	685	1,088
Consolidar A.F.J.P. S.A.	272,591	285,011	41,037	47,690	231,554	237,321	(5,767)	2,354
Consolidar Cía. de Seguros de Vida S.A.	232,751	222,852	24,509	19,792	208,649	203,060	5,589	7,769
Consolidar Cía. de Seguros de Retiro S.A.	2,728,453	2,650,033	2,613,071	2,545,082	115,382	104,951	10,432	9,567
PSA Finance Argentina Cía Financiera S.A.	431,696	453,046	353,487	384,891	78,209	68,155	10,054	(537)

2.	VALUATION METHODS

2.1.	The financial statements of the subsidiaries have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of BF, except for:

•

Consolidar A.F.J.P. S.A., Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A.: loans secured by the National Government - Decree 1387/01 held by these subsidiaries amounting to 689,283 and 1,034,959 as of March 31, 2009 and the end of the previous fiscal year, respectively, were valued in accordance with the regulations of the Superintendence of Pension Fund Administrators (A.F.J.P) and the National Superintendence of Insurance. On January 28, 2009, Consolidar Cía. de Seguros de Retiro S.A. exercised its exchange option in connection with its holdings of eligible secured loans whose book values as of December 31, 2008 were 395,625, and requested, in exchange for them, a promissory note by the Argentine Government denominated in Pesos and accruing interest rate as per the private Badlar rate + 275 basis points maturing in 2014. These notes are valued as per the regulations of the National Superintendence of Insurance.

•	Consolidar Cía. de Seguros de Retiro S.A.: the portfolio of Government securities in investment accounts has been booked in accordance with the standards of the National Superintendence of Insurance.

•

Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A.: a part of its portfolio of instruments issued by the BCRA has been recorded in investment accounts, and they have been valued as per Communication “A” 4698 of the BCRA. The net difference with the market values as of March 31, 2009 and the end of the previous fiscal year amounted to 2,549 (income) and 7,011 (loss), respectively.

•	The items included under the captions Subsidiaries’ other assets and Subsidiaries’ other liabilities were valued in accordance with the regulations of the National Superintendence of Insurance.

2.2.	Consolidar Cía de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 9,852 and 13,084 at March 31, 2009 and the end of the previous fiscal year, respectively, corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the National Superintendence of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with professional accounting standards currently in force in the City of Buenos Aires, such amount should have been recorded as a loss for the year ended December 31, 2003.

2.3.	The commissions paid by PSA Finance Argentina Cía Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the Argentine Central Bank are charged to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with currently applicable professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by 5,572 and 5,720 as of March 31, 2009 and the end of the previous fiscal year.

2.4.	Upon booking the effects of the interest rate swaps as of March 31, 2009 and the end of the previous fiscal year, Consolidar Cía de Seguros de Retiro S.A. abided by the rules established by the National Superintendence of Insurance. Had the currently applicable professional accounting standards been applied, the shareholders’ equity in the consolidated financial statements would have been increased by 149 and 3,950 as of March 31, 2009 and the end of the previous fiscal year.

3.	REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

a)	Reforms introduced by Law No. 26,222:

Pursuant to Law No. 26,222, enacted on February 27, 2007, the Argentine social security system was amended. Subsequent to that date, supplementary rules were issued for the purpose of regulating the Law. The main amendments in the social security system with an impact on the business of Consolidar A.F.J.P. S.A. include the following:

i)	the possibility for the affiliates of choosing until January 15, 2008 to adhere to the pay-as-you-go scheme managed by the Argentine State;

ii)	as from April 1, 2007, workers who within 90 days from the commencement of their labor relation have not chosen a social security regime shall be presumed to have chosen the pay-as-you-go system managed by the Argentine State;

iii)	men older than 55 and women older than 50, who are currently affiliated to the capitalization system and whose balances in the individually funded account do not exceed 20,000 pesos shall be transferred to the pay-as-you-go system unless they expressly state their intent to remain affiliated to the capitalization system;

iv)	the restriction of the commission charged by the pension fund managers for managing affiliates’ contributions to 1% of the basis used to calculate such commissions. The commission thus determined applies to the salaries accrued as from April 2007. Until such date, the commission that Consolidar A.F.J.P. S.A. charged was 1.24%;

v)	increase the maximum of the basis used to determine the social security contributions and commissions from 4,800 pesos to 6,000 pesos concerning the salaries accrued as from April 1, 2007. It must be noted that on October 4, 2007, Decree No. 1346 of the Argentine Executive Branch raised such maximum to 6,750 pesos for salaries accrued as from September 1, 2007. Afterwards, on February 19, 2008, Decree No. 279/2008 issued by the Argentine Executive Branch increased such maximum to 7,256 pesos for the personal contributions paid by workers in a labor relationship as from June 1, 2008 and to 7,800 pesos for the personal contributions paid by the self-employed as from July 1, 2008;

vi)	the establishment starting on January 1, 2008 of a fund of mutual contributions with the resources of the pension fund for purposes of ensuring the full financing of the benefits for temporary disability retirement, supplementary capitals and reconstruction corresponding to the capitalization regime and

vii)	to apply a percentage ranging from 5% to 20% of the assets held in the pension funds to investments in production or infrastructure projects for the medium and long terms.

The reform in the legislation above mentioned has had an impact on the operations of Consolidar Seguros de Vida S.A. given that starting on January 1, 2008, the issuance of new social-security related life insurance policies has ceased. Starting on that date and until the assignment of the portfolio described in the next paragraph, the above Company continued to manage the social-security life insurance policies issued prior to the fiscal year commenced on July 1, 2001 as well as the management activities related to policies corresponding to group life insurance and mandatory life insurance policies. Consequently, the Entity’s Board of Directors decided to commence with a merger process as described in Note 3.c).

In addition, Consolidar Compañía de Seguros de Vida S.A. and BBVA Consolidar Seguros S.A. executed an agreement under which BBVA Consolidar Seguros S.A. acquired, as from September 1, 2008, the total policies portfolio of social-security related life insurance, group life insurance and the management aspects concerning the portfolio of mandatory life insurance from Consolidar Compañía de Seguros de Vida S.A. This portfolio assignment was approved by the National Superintendence of Insurance on October 10, 2008.

b)	Argentine Unified Social Security System:

Enacted on December 4, 2008, Law No. 26,425 suppressed the capitalization regime that was a part of the Unified Social Security System, which part is proposed to be absorbed and then replaced by a single State-run pay-as-you-go system that is known as Argentine Unified Social Security System (SIPA as per the acronym in Spanish).

The following are the main aspects arising from the above Law and from the regulations issued subsequent to its enactment:

i)	the ordinary pension benefits, disability benefits and death benefits previously calculated and paid by Pension Fund Managers (AFJP) have been taken over by ANSES starting with the accrued benefits corresponding to the month of December 2008;

ii)	the resources held in the individual capitalization accounts of the members and beneficiaries of the capitalization regime of the former Integrated Retirement and Pension System are to be transferred to the Public Social-Security Regime Sustainability Guarantee Fund in exactly the same assets in which they had been invested, with ANSES becoming the sole and only holder of such assets and rights; and

iii)	those who are currently holders of individual capitalization accounts will be able to transfer the deposits held in such accounts that they have voluntarily made as well as those amounts that are mandatorily deposited therein to ANSES or to a Pension Fund Manager, with the latter being under a duty to reconvert through a change in their corporate purposes to continue to operate. Any compensations that should be payable to pension fund managers for discontinuing their operations may not exceed the maximum value equivalent to their capital stock, for which purpose the Argentine National State shall deliver to the shareholders in such entities, if applicable, Argentine Government Bonds subject to the lapse of a minimum term before these securities can be disposed of.

iv)	The contributions corresponding to the salaries paid to workers who were members of the individual capitalization regime have been referred to ANSES as from December 1, 2008 and

v)	The requests for social security benefits as well as any claim or other request (either new or pending resolution) made by persons who were members of a Pension Fund Manager are now managed by ANSES.

The circumstances described have a significant impact on the operations of Consolidar AFJP S.A. as it needs now to change its corporate purpose if it wishes to continue operating. The Board of Consolidar AFJP S.A. is currently analyzing the various alternatives for the Company to continue operating within the most adequate framework and as of the date hereof it has implemented the actions it deemed necessary to re-adjust its structure to the Company’s new situation and it has disclosed the relevant effects in its financial statements as of December 31, 2008 which have been prepared on the assumption that the Company has the financial capability to maintain its assets and generate future income after its re-conversion. In addition, the Company’s Board is of the opinion that at this juncture, the best alternative is to maintain in its portfolio and until maturity the investments in Government securities issued by the Argentine Government.

Consolidar A.F.J.P. S.A. managed a pension and retirement fund that as of December 31, 2007 amounted to 17,268 million. By reason of the implementation of the new Argentine Integrated Social-Security Scheme (SIPA), on December 9, 2008 Consolidar A.F.J.P. S.A. transferred such rights to ANSES for an amount of approximately $ 14,000 million.

Therefore, as from the enactment of Law No. 26,425, Consolidar Cía. de Seguros de Retiro S.A. discontinued the issuance of new policies for social-security related life annuities which as of the date hereof stood for 91% of the premiums issued as of March 31, 2009. This notwithstanding, the benefits of the Capitalization Regime that used to be calculated and paid under the Social-Security related life annuities modality, continue to be paid through the relevant retirement insurance company. The Board of this Company is assessing the new regulatory scenario while continuing with the normal operations inherent in managing its assets and liabilities.

c)	Merger between Consolidar Compañía de Seguro de Retiro S.A. and Consolidar Compañía de Seguros de Vida S.A.:

On September 23, 2008, the Board of Directors of Consolidar Compañía de Seguros de Retiro S.A. and Consolidar Compañía de Seguros de Vida S.A. approved and signed off the Preliminary Merging Agreement, taking the special financial statements for merging purposes as of June 30, 2008 as a basis. Pursuant to this Agreement, the companies decided to merge their respective equities through a transfer in favor of Consolidar Compañía de Seguros de Retiro S.A. of the total assets, liabilities, assets requiring registration, rights and duties held by Consolidar Compañía de Seguros de Vida S.A. This decision was made after a thorough evaluation of the benefits that the merger would entail for both companies.

On October 17, 2008, the General Ordinary and Extraordinary Shareholders’ Meeting of Consolidar Compañía de Seguros de Vida S.A. resolved to authorize the execution of the Final Merger Agreement, and, starting on the date of the merger and once the merging process is approved by the Supervisory Board of Companies (IGJ, as per acronym in Spanish) and the National Superintendence of Insurance (SSN, as per acronym in Spanish) , both companies shall be unified for operational and administrative purposes. On January 29, 2009, the National Superintendence of Insurance authorized the merger, which was approved by the Supervisory Board of Companies (I.G.J.) on April 6, 2009.

4.	ATUEL FIDEICOMISOS S.A.

Under its line of business, Atuel Fideicomisos S.A. acts in its capacity as a trustee for the following trusts, in no case being personally liable for the liabilities assumed; such liabilities will be satisfied out of the proceeds of the underlying assets of each such trust.

•

Fideicomiso Corp. Banca: it was created by an agreement dated May 13, 1997, executed by Atuel Fideicomisos S.A. as trustee, Corp. Banca S.A. (later BBVA Banco Francés S.A.) as trustor and beneficiary, the Argentine Central Bank and Seguro de los Depósitos S.A. as beneficiaries.

•	Maginot Financial Trust: on September 26, 2008 a trust indenture was executed between BBVA Banco Francés S.A., as trustee, and Atuel Fideicomisos S.A. as trustor and beneficiary.

Atuel Fideicomisos also acts as administration and collection manager for Fideicomiso Diagonal, which was created by an agreement dated January 5, 2001, executed by Mercobank S.A as trustor, BBVA Banco Francés S.A. as trustee and BBVA Banco Francés S.A and other financial institutions and Seguro de Depósitos S.A. as beneficiaries (see note 9.1. to the stand-alone financial statements).

5.	PSA FINANCE ARGENTINA CÍA FINANCIERA S.A

According to the provisions in Section Three of its By-laws and with the authorization granted by B.C.R.A., the Entity is authorized to carry out all the transactions and activities covered by Section 24 of the Law of Financial Institutions and other expressly authorized by B.C.R.A. On April 22, 2009, the Entity has started to receive deposits and therefore, it will participate in the Deposit Guarantee Fund created by Law No. 24,485.

6.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	03-31-09	12-31-08
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	106,770	109,429
Consolidar Cía. de Seguros de Vida S.A.	71,024	69,122
Consolidar Cía. de Seguros de Retiro S.A.	38,456	34,980
Francés Valores Sociedad de Bolsa S.A.	431	528
Atuel Fideicomisos S.A.	—,—	1
PSA Finance Argentina Cía Financiera S.A.	39,106	34,079

Total	255,787	248,139

7.	RESTRICTIONS ON ASSETS

a)	Francés Valores Sociedad de Bolsa S.A. (stock broking company) holds shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 6,000. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

b)	See note 6 to the stand-alone financial statements of BF.

8.	STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow as of March 31, 2009 and the end of the previous fiscal year explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	03-31-09	12-31-08
a) Cash and due from banks	6,491,378	4,243,080

b) Government securities hold for trading or financial transactions	351,697	272,769

c) Loans to financial sectors, loans granted maturity date less than tree months as from the end of the period / fiscal year	105,000	145,500

CASH AND CASH EQUIVALENTS	6,948,075	4,661,349

Points b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the period / fiscal year date.

9.	BREAKDOWN OF MAIN ITEMS

The detail of the main items included in financial statements is as follows:

	03-31-09	12-31-08
a) GOVERNMENT AND PRIVATE SECURITIES

Holdings in investment accounts

Discount Bonds in pesos	356,005	345,449
Federal Government Bonds LIBOR 2014	41,705	40,961
Federal Government Bonds in Pesos 10.5 % due in 2012	25,739	24,597
Federal Government Bonds in Pesos Badlar + 350 bp due in 2013	30,499	28,809
Discount Bonds in US dollar	91,645	56,768
Federal Government Bonds due in 2015	34,132	27,939
BCRA Notes (NOBAC)	367,938	371,274
Federal Government Bocon PRE9	37,082	38,285
Federal Government Bocon PRO12	14,757	14,819
Other	11,008	6,633

Total	1,010,510	955,534

Holdings for trading or financial transactions

Federal Government Bonds LIBOR 2012	17,446	16,627
Federal Government Bonds LIBOR 2013	1,978	4,805
Buenos Aires City Bond	3,043	3,043
Discount Bonds in pesos (1)	112,001	18,527
Cuasipar Bonds in pesos	5,433	5,433
Letras del Tesoro de la Ciudad Autónoma de Buenos Aires	4,842	—,—
Federal Government Bocon PRE9	4,146	4,421
Bonds issued by the Republic of Austria	—,—	20,924
Treasury Notes	183,614	163,257
Guaranteed Bonds issued by the Government of San Juan at 13.25%	60	15,416
Federal Government Bonds in US dollar 7% due in 2011	6,520	6,029
Other	12,614	14,287

Total	351,697	272,769

(1) At March 31, 2009 this includes 93,022 from repo transactions

Government Securities for repurchase agreements with the Argentine Central Bank (BCRA)

Bonar VII	—,—	334,688

Total	—,—	334,688

Holdings available for sale

Secured Bonds due in 2018	22,527	26,456
Federal Government Bocon PRO 12	60,890	65,213
BCRA Notes (NOBAC)	350,949	485,833

Total	434,366	577,502

Unlisted government securities

Secured Bonds due in 2020	1,117,560	987,550
Federal Government Bonds in Pesos Badlar + 350 bp due in 2013	14,571	14,881
Federal Government Bonds in Pesos Badlar + 275 bp due in 2014	944,160	—,—
Other	2,552	2,402

Total	2,078,843	1,004,833

	03-31-09	12-31-08
Instruments issued by the BCRA

BCRA Bills (LEBAC)	1,991,402	1,267,667
BCRA Notes (NOBAC)	1,033,057	1,409,020

Total	3,024,459	2,676,687

Investments in listed private securities

Corporate Bonds Telefónica de Argentina S.A.	2,444	2,428
Corporate Bonds Camuzzi Gas Pampeana	2,535	5,114
Corporate Bonds Grupo Concesionario del Oeste	6,420	7,893
Corporate Bonds Tarjeta Cuyana	4,480	4,009
Corporate Bonds Gas Natural Ban	10,640	10,717
Corporate Bonds Banco Macro	2,422	2,171
Corporate Bonds Petrobrás Energía S.A.	4,564	5,004
Fideicomiso de Gas	15,820	17,357
Tarjeta Naranja Trust	6,043	8,045
Radar Financial Trust	—,—	39,250
Galtrust 1 Financial Trust	3,990	3,990
FBA Bonos Argentinos FCI	3,807	3,950
FBA Renta Pesos	9,519	42,608
Other	5,883	11,858

Total	78,567	164,394

Allowances	(979,535)	(752,747)

Total	5,998,907	5,233,660

b) LOANS – Other

Loans granted to pre-finance and finance exports	1,670,156	1,381,330
Fixed-rate financial loans	702,023	669,047
Other	315,304	323,099

Total	2,687,483	2,373,476

c) INVESTMENTS IN OTHER COMPANIES – Other

In other non-controlled companies- unlisted	35,313	31,726
In non-controlled companies-supplementary activities	24,553	26,171
Other – unlisted	50	47

Total	59,916	57,944

	03-31-09	12-31-08
d) OTHER RECEIVABLES – Other

Prepayments	34,296	33,381
Guarantee deposits	36,285	33,936
Miscellaneous receivables	89,376	95,197
Tax prepayments	372,367	246,457
Other	31,953	23,217

Total	564,277	432,188

e) OTHER SUBSIDIARIES’ ASSETS

Other related to insurance business	517	1,438

Total	517	1,438

f) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS – Other

Correspondents – our account	38,189	11,909
Collections and other operations for the account of third parties	340,724	392,840
Other withholdings and collections at source	157,327	115,131
Accounts payable for consumption	198,385	201,343
Money orders payable	88,444	125,811
Loans received from Argentine Technological Fund (FONTAR)	38,994	39,951
Loans received from Interamerican Development Bank (BID)	42,431	48,520
Pending Banelco debit transactions	10,044	23,807
Other	80,150	101,192

Total	994,688	1,060,504

g) OTHER LIABILITIES – Other

Accrued salaries and payroll taxes	93,713	199,772
Accrued taxes	88,454	113,509
Miscellaneous payables	115,027	110,609
Other	3,871	5,130

Total	301,065	429,020

h) OTHER SUBSIDIARIES’ LIABILITIES

Fluctuation fund – Consolidar Cía de Seguros de Retiro S.A.	150,206	140,119
Insurance companies, mathematical reserve	2,260,420	2,232,779
Difference arising from secured loans accrued valuation – Consolidar Cía. de Seguros de Retiro S.A.	(9,852)	(13,084)
Other related to insurance business	53,358	50,297

Total	2,454,132	2,410,111

	03-31-09	12-31-08
i) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Items in safekeeping	7,153,803	8,015,275
Collections items	531,157	660,981
Checks drawn on the Bank pending clearing	179,191	213,423
Checks not yet credited	731,504	832,783
Securities representative of investment in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine State	15,670,562	16,151,027
Other	56,466	76,901

Total	24,322,683	25,950,390

	03-31-09	03-31-08

j) SERVICE CHARGE INCOME – Other

Rental of safe-deposit boxes	7,423	5,150
Commissions for capital market transactions	1,165	2,770
Commissions for salary payment	1,796	1,496
Commissions for trust management	286	416
Commissions for hiring of insurances	28,765	16,206
Commissions for transportations of values	3,191	2,113
Commissions for loans and guarantees	3,497	8,984
Other	10,762	10,990

Total	56,885	48,125

k) SERVICE CHARGE EXPENSE – Other

Turn-over tax	14,995	10,419
Other	6,758	3,166

Total	21,753	13,585

l) OTHER INCOME – Other

Premiums – Insurance companies	4,466	93,604
Rent	301	984
Income from the sale of fixed and miscellaneous assets	231	10,249
Related parties expenses recovery	1,778	1,102
Deferred income tax (1)	128,310	53,200
Others	5,277	2,108

Total	140,363	161,247

(1)	Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances under the caption Other expense item.

	03-31-09	03-31-08
m) OTHER EXPENSE – Other

Insurance companies, mathematical reserve	39,421	106,199
Life Annuities – Consolidar Cía. de Seguros de Retiro S.A.	37,314	35,390
Tax on bank credits and debits	—,—	9,308
Insurance premiums for disability and death	—,—	37,186
Claims paid – Insurance companies	—,—	2,257
Other	25,751	16,104

Total	102,486	206,444

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF MARCH 31, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish-See Note 19)

-Stated in thousands of pesos-

	03-31-09	12-31-08
COMMERCIAL PORTFOLIO

Normal performance	7,621,000	8,671,966

Preferred collaterals and counter guaranty “A”	67,495	83,514
Other collaterals and counter guaranty “B”	105,304	118,765
Without senior security or counter guaranty	7,448,201	8,469,687

In potential risk	17,162	9,887

Other collaterals and counter guaranty “B”	697	—,—
Without senior security or counter guaranty	16,465	9,887

Nonperforming	565	1,173

Without senior security or counter guaranty	565	1,173

With high risk of uncollectibility	30,606	31,717

Other collaterals and counter guaranty “B”	3,051	1,763
Without senior security or counter guaranty	27,555	29,954

Uncollectible	6,590	3,231

Other collaterals and counter guaranty “B”	113	—,—
Without senior security or counter guaranty	6,477	3,231

Total	7,675,923	8,717,974

EXHIBIT 1

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF MARCH 31, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish-See Note 19)

-Stated in thousands of pesos-

	03-31-09	12-31-08
CONSUMER AND HOUSING PORTFOLIO

Normal performance	4,766,259	4,914,531

Preferred collaterals and counter guaranty “A”	7,401	8,038
Other collaterals and counter guaranty “B”	1,200,626	1,192,878
Without senior security or counter guaranty	3,558,232	3,713,615

Low risk	61,518	57,229

Other collaterals and counter guaranty “B”	16,275	16,889
Without senior security or counter guaranty	45,243	40,340

Medium risk	46,294	36,085

Preferred collaterals and counter guaranty “A”	16	—,—
Other collaterals and counter guaranty “B”	7,443	5,277
Without senior security or counter guaranty	38,835	30,808

High risk	48,213	38,437

Other collaterals and counter guaranty “B”	4,452	2,083
Without senior security or counter guaranty	43,761	36,354

Uncollectible	3,102	3,103

Other collaterals and counter guaranty “B”	1,760	1,145
Without senior security or counter guaranty	1,342	1,958

Uncollectible, classified as such under regulatory requirements	373	729

Other collaterals and counter guaranty “B”	87	140
Without senior security or counter guaranty	286	589

Total	4,925,759	5,050,114

General Total (1)	12,601,682	13,768,088

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT

To the President and the Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

City of Buenos Aires

1.	Identification of the financial statements subject to our review

We have reviewed:

a)	the accompanying financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA BANCO FRANCÉS S.A.” or the “Bank”), which comprise the balance sheet as of March 31, 2009 and the statement of income, statement of changes in stockholders´ equity and cash and cash equivalents flow for the three-month period then ended, with their notes 1 to 16 (notes 2 and 4 describe a summary of significant accounting policies), and supplemental Exhibits “A” through “L”, “N” and “O”; and

b)	the consolidated financial statements of BBVA BANCO FRANCÉS S.A. and its subsidiaries (listed in note 1 to the consolidated financial statements), which comprise the consolidated balance sheet as of March 31, 2009 and the consolidated statement of income and the consolidated cash and cash equivalents flow for the three-month period then ended, with their notes 1 to 9 and the supplemental Exhibit 1.

The balance sheet (both the stand-alone and the consolidated balance sheets) and certain related supplemental information referred to above are presented for comparative purposes with the balance sheet and supplemental information for the year ended December 31, 2008.

The statements of income, of changes in stockholders’ equity and cash and cash equivalents flow referred to above (the stand-alone and the consolidated statements) and the related supplemental information are presented for comparative purposes with the statements and supplemental information for the three-month period ended March 31, 2008.

The Bank´s Board of Directors and Management are responsible for the preparation and fair presentation of such financial statements in conformity with applicable accounting standards. This responsibility includes (i) designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to errors or omissions or to irregularities; (ii) selecting and applying appropriate accounting policies, and (iii) making accounting estimates that are reasonable in the circumstances. Our responsibility is to issue a limited review report on such financial statements, based on our limited review performed in accordance with the scope described in caption 2 of this report.

2.	Scope of our review

Our review was limited to the application of the procedures established by the auditing standards generally accepted in Argentina as adopted by the Professional Council in Economic Sciences of Buenos Aires for the limited reviews of financial statements corresponding to interim periods, and the “Minimum Standards applicable for External Audits” established by the Argentine Central Bank (“B.C.R.A.”) for limited reviews to quarterly financial statements. These standards determine a scope which is substantially less than the application of all the auditing procedures necessary to be able to issue an audit opinion on financial statements taken as a whole. Accordingly, we do not express an opinion on the financial position of the Bank as of March 31, 2009, on the results of its operations, the changes in its stockholders’ equity and its cash and cash equivalents flow for the three-month period then ended.

3.	Explanatory paragraph

The stand-alone and the consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report have been prepared by the Bank in accordance with the accounting standards established by the B.C.R.A., which differ from the professional accounting standards currently in force in the City of Buenos Aires concerning the matters indicated in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

4.	Limited review report

Based on our limited review procedures performed with the scope indicated in caption 2 of this report, which did not include all the auditing procedures necessary to enable us to express an opinion on the financial statements taken as a whole, we are in position to report that:

a)	the financial statements of BBVA BANCO FRANCÉS S.A. both individually and consolidated with its subsidiaries companies mentioned in paragraphs a) and b) of caption 1 of this report, give consideration to all the significant facts and circumstances of which we are aware of, and

b)	we have no observations to present on the referred financial statements, other than those indicated under caption 3.

In relation to the figures for the year ended December 31, 2008 and those for the three-month period ended March 31, 2008, which are presented for comparative purposes as indicated in caption 1 of this report which we have checked with those of the corresponding financial statements,

a)	our Independent Auditors´ Report on the financial statements for the year ended December 31, 2008 was issued on February 11, 2009 and was qualified due to certain departures from professional accounting standards currently in force in the City of Buenos Aires, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

b)	our Independent Auditors´ Limited Review Report on the financial statements for the three-month period ended March 31, 2008 on we have issued our limited review report on May 8, 2008, which we refer to, including an observation originated in certain departures from professional accounting principles generally accepted in Buenos Aires City, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

5.	English translation of statutory financial statements

This report and the financial statements referred to in caption 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 17 to the accompanying stand-alone financial statements, the financial statements (both the stand-alone and the consolidated financial statements) are the English translation of those originally prepared by the Bank in Spanish and presented in accordance with the accounting standards of B.C.R.A. and except for the matters described in caption 3, with the professional accounting standards in force in Argentina. The effects of the differences between the accounting standards of B.C.R.A. and the professional accounting standards in force in Argentina, and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash and cash equivalents flow in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

City of Buenos Aires, May 8, 2009.

PABLO F. TONINA

        Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its Member Firms.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: May 19, 2009	By:	/s/ Martín E. Zarich
	Name:	Martín E. Zarich
	Title:	Chief Financial Officer